UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-213187) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 26, 2018

Mizuho Financial Group, Inc.

By:	/s/ Tatsufumi Sakai
Name:	Tatsufumi Sakai
Title:	President & CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments

The following is a summary of significant business developments since March 31, 2018 relating to Mizuho Financial Group, Inc.

Operating Environment

As to the recent economic environment, the gradual recovery in the global economy has continued, driven by the strong expansion of the United States’ economy. On the other hand, the Chinese economy has been on a declining trend due mainly to the influence of trade friction between the United States and China, and the resulting uncertainty has led to some instability in global financial markets.

In Japan, although the economy continued its gradual recovery due to such factors as overseas economic expansion and strong domestic demand, exports and production remained weak. Employment conditions have been favorable, and consumer spending maintained a gradual recovery trend. The Bank of Japan continues “quantitative and qualitative monetary easing with yield curve control” to achieve the price stability target of 2%. In the Monetary Policy Meeting in July 2018, the Bank of Japan took measures to enhance the sustainability of its monetary policy.

In the United States, the economy continued its steady expansion due to such factors as tax cuts and increases in government spending. While unemployment rate has declined, wage level growth has not accelerated. The Federal Reserve Board (“FRB”) has continued to raise interest rates gradually and shrink its balance sheet.

In Europe, the economic expansion has been slowing down. Business confidence has been weak mainly in the manufacturing industry. As the uncertainty such as concerns regarding Italy’s political instability and the Brexit increases, the European Central Bank (“ECB”) maintained its monetary policy.

In Asia, the Chinese economy has been on a declining trend. Concerns regarding trade friction between the United States and China have caused the depreciation of the Chinese yuan, and it is necessary to monitor the increasing uncertainty in China’s economic situation.

In emerging countries, the economies continued to recover. However, in some countries with current account deficits, cash outflows have been observed amid concerns regarding uncertainty in U.S. trade policies and the Chinese economy.

As for the future outlook of the global economy, the recovery is expected to continue particularly in the United States, but it is necessary to monitor risks stemming from factors such as U.S. trade policies, political concerns in Europe, the economic outlook for China and emerging countries and geopolitical instability in the Middle East.

•

Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, was almost unchanged in the third quarter of calendar year 2018. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased consecutively from the first quarter of calendar year 2015 through the third quarter of calendar year 2018.

•

In September 2016, the Bank of Japan decided to introduce “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” The new policy framework consists of two major components: (1) “yield curve control” in which the Bank of Japan will control short-term and long-term interest rates; and (2) an “inflation-overshooting commitment” in which the Bank of Japan commits itself to expand the monetary base until the year-on-year rate of increase in the observed consumer price index exceeds the price stability target of 2% and stays above the target in a stable manner. Under the new policy framework, the Bank of Japan decided to set the guideline for market operations under which, regarding short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balances in current accounts held by financial institutions at the Bank of Japan, while for long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of 10-year Japanese government bonds will remain at around 0%. In addition, the Bank of Japan decided to introduce the following new tools of market operations so as to control the yield curve smoothly: (i) outright purchases of Japanese government bonds with yields designated by the Bank of Japan; and (ii) fixed-rate funds-supplying operations for a period of up to ten years (thereby extending the longest maturity of the operation of one year).

In July 2018, the Bank of Japan decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates, and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control.” In its forward guidance, the Bank of Japan stated its intention to maintain the current extremely low levels of short-term and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices, including the effects of the consumption tax hike scheduled to take place in October 2019. The Bank of Japan also indicated its aim to ease the yield curve, stating that it would purchase Japanese government bonds so that the yield of 10-year Japanese government bonds will remain at around 0%, although it might move upward and downward to some extent mainly depending on developments in economic activity and prices, and the Bank of Japan would purchase the Japanese government bonds in a flexible manner with regard to the purchase amount. In addition, the Bank of Japan decided to reduce the size of the excess balances in financial institutions’ current account to which a negative interest rate is applied under the condition that yield curve control can be conducted appropriately.

•

The yield on newly issued 10-year Japanese government bonds was 0.049% as of March 30, 2018 and increased to 0.130% as of September 28, 2018. Thereafter, the yield decreased to 0.092% as of November 30, 2018.

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 12.4% to ¥24,120.04 as of September 28, 2018 compared to March 30, 2018. Thereafter, the Nikkei Stock Average decreased to ¥22,351.06 as of November 30, 2018.

•

The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥106.19 to $1.00 as of March 30, 2018 and weakened to ¥113.44 to $1.00 as of September 28, 2018. Thereafter, the yen slightly weakened to ¥113.47 to $1.00 as of November 30, 2018.

•

According to Teikoku Databank, a Japanese research institution, there were 4,197 corporate bankruptcies in the six months ended September 30, 2017, involving approximately ¥1.7 trillion in total liabilities, 4,088 corporate bankruptcies in the six months ended March 31, 2018, involving approximately ¥0.9 trillion in total liabilities, and 4,012 corporate bankruptcies in Japan in the six months ended September 30, 2018, involving approximately ¥0.8 trillion in total liabilities.

Developments Relating to Our Capital

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

In the six months ended September 30, 2018, we strengthened our capital base mainly as a result of earning ¥359.3 billion of profit attributable to owners of parent (under Japanese GAAP).

With respect to redemptions of previously issued securities, we have redeemed various securities that are eligible regulatory capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. In June 2018, we redeemed ¥274.5 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose company in January 2008.

With respect to new issuances of Additional Tier 1 capital, in July 2018, we issued ¥350.0 billion of perpetual subordinated bonds with optional-redemption clause and write-down clause that are Basel III-eligible Additional Tier 1 capital instruments through public offerings to wholesale investors in Japan. With respect to new issuances of Tier 2 capital, in June 2018, we issued ¥40.0 billion and ¥70.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale and retail investors, respectively, in Japan.

Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2018 was 12.62%.

Interim cash dividends for the fiscal year ending March 31, 2019 were ¥3.75 per share of common stock, which was the same amount as the interim cash dividends per share of the previous fiscal year.

Developments Relating to Our Business

Implementation of the Next-generation IT Systems

Since June 11, 2018, Mizuho Bank and Mizuho Trust & Banking have been engaging in a multi-stage process of migration to, and the implementation of, our next-generation IT systems, including accounting system. As of December 26, 2018, we have completed six out of the nine required phases. This implementation contains changes to processes that constitute a part of our internal control over financial reporting.

Agreement on New Share Issuance of LINE Credit Corporation and Establishment of a Joint Venture

In November 2018, LINE Corporation (“LINE”) and we agreed to executing new share issuance by LINE Credit Corporation (“LINE Credit”) through third-party allotment to the parties’ respective group companies, namely LINE Financial Corporation (“LINE Financial”), Mizuho Bank and Orient Corporation (“Orico”). This third-party allotment is expected to be completed in spring 2019 and result in 51% of the voting rights held by LINE Financial, 34% held by Mizuho Bank and 15% held by Orico. LINE Credit will seek to establish an innovative own-scoring platform and provide useful loan services to customers.

In November 2018, LINE and we also agreed to establish a joint venture through their respective subsidiaries, LINE Financial and Mizuho Bank. Subject to any required regulatory approval, the joint venture will start preparation to establish a new bank. By fully utilizing the large customer base and sophisticated user interface and user experience of LINE and our financial expertise, the new bank, which will be linked to the LINE mobile application, will provide user-friendly smartphone-based banking services.

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by implementing in-house company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2015 was ¥1,962.9 billion, and we have reduced such amount by ¥461.6 billion as of September 30, 2018.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,		Increase (decrease)
	2017	2018
	(in billions of yen)
Interest and dividend income	¥839	¥1,042	¥203
Interest expense	413	587	174

Net interest income	426	455	29
Provision (credit) for loan losses	(118)	(13)	105

Net interest income after provision (credit) for loan losses	544	468	(76)
Noninterest income	861	909	48
Noninterest expenses	892	959	67

Income before income tax expense	513	418	(95)
Income tax expense	119	86	(33)

Net income	394	332	(62)
Less: Net income attributable to noncontrolling interests	21	47	26

Net income attributable to MHFG shareholders	¥373	¥285	¥(88)

The following is a discussion of major components of our net income attributable to MHFG shareholders for the six months ended September 30, 2017 and 2018.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,						Increase (decrease)
	2017			2018
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥47,704	¥53	0.22%	¥47,081	¥55	0.23%	¥(623)	¥2	0.01%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	14,646	69	0.95	14,752	108	1.47	106	39	0.52
Trading account assets	15,570	99	1.28	15,583	114	1.46	13	15	0.18
Investments	24,934	80	0.64	25,310	109	0.86	376	29	0.22
Loans	83,449	538	1.29	84,957	656	1.54	1,508	118	0.25

Total interest-earning assets	186,303	839	0.90	187,683	1,042	1.11	1,380	203	0.21

Deposits	114,879	182	0.32	114,719	271	0.47	(160)	89	0.15
Short-term borrowings(1)	30,501	115	0.75	30,883	185	1.20	382	70	0.45
Trading account liabilities	2,490	19	1.55	3,069	24	1.58	579	5	0.03
Long-term debt	14,050	97	1.38	13,092	107	1.62	(958)	10	0.24

Total interest-bearing liabilities	161,920	413	0.51	161,763	587	0.72	(157)	174	0.21

Net	¥24,383	¥426	0.39	¥25,920	¥455	0.39	¥1,537	¥29	—

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Interest and dividend income increased by ¥203 billion, or 24.2%, from the six months ended September 30, 2017 to ¥1,042 billion in the six months ended September 30, 2018 due mainly to increases in interest income from loans, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions and investments. These increases were due mainly to a rise in foreign average yields, reflecting a rise in short-term interest rate levels of the U.S. dollar. The changes in average balances of interest-earning assets contributed to an overall decrease in interest and dividend income of ¥5 billion, and the changes in the average yields on interest-earning assets contributed to an overall increase in interest and dividend income of ¥208 billion, resulting in the ¥203 billion increase in interest and dividend income. Although the total average balance increased, foreign average balances with high yields declined, which led to the decrease in interest and dividend income of ¥5 billion.

Interest expense increased by ¥174 billion, or 42.1%, from the six months ended September 30, 2017 to ¥587 billion in the six months ended September 30, 2018 due mainly to increases in interest expense on deposits and short-term borrowings. These increases were due mainly to a rise in foreign average rates, reflecting a rise in short-term interest levels of the U.S. dollar. The changes in average interest rates on interest-bearing liabilities contributed to an overall increase in interest expense of ¥200 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall decrease in interest expense of ¥26 billion, resulting in the ¥174 billion increase in interest expense.

As a result of the foregoing, net interest income increased by ¥29 billion, or 6.8%, from the six months ended September 30, 2017 to ¥455 billion in the six months ended September 30, 2018. Average interest rate spread was unchanged from the six months ended September 30, 2017 at 0.39% in the six months ended September 30, 2018.

Provision (Credit) for Loan Losses

Credit for loan losses decreased by ¥105 billion from the six months ended September 30, 2017 to ¥13 billion in the six months ended September 30, 2018. The decrease was due mainly to the absence of the significant reversal that was recorded in the six months ended September 30, 2017 related to improvements in the credit condition of some domestic borrowers, offset in part by the effects of the economy continuing its gradual recovery.

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,		Increase (decrease)
	2017	2018
	(in billions of yen)
Fee and commission	¥401	¥414	¥13
Fee and commission from securities-related business	86	79	(7)
Fee and commission from deposits and lending business	65	71	6
Fee and commission from trust related business	54	57	3
Fee and commission from remittance business	54	55	1
Fee and commission from asset management business	50	50	—
Fee and commission from agency business	18	20	2
Fee and commission from guarantee related business	14	14	—
Fees for other customer services	60	68	8
Foreign exchange gains (losses)—net	51	45	(6)
Trading account gains (losses)—net	235	65	(170)
Investment gains (losses)—net	125	309	184
Debt securities	16	2	(14)
Equity securities	109	307	198
Equity in earnings (losses) of equity method investees—net	10	23	13
Gains on disposal of premises and equipment	5	4	(1)
Other noninterest income	34	49	15

Total noninterest income	¥861	¥909	¥48

Noninterest income increased by ¥48 billion, or 5.6%, from the six months ended September 30, 2017 to ¥909 billion in the six months ended September 30, 2018. The increase was due mainly to increases in investment gains (losses)—net of ¥184 billion, and fee and commission of ¥13 billion, offset in part by a decrease in trading account gains—net of ¥170 billion.

Investment Gains (Losses)—Net

Investment gains—net increased by ¥184 billion, or 147.2%, from the six months ended September 30, 2017 to ¥309 billion in the six months ended September 30, 2018. The increase was due mainly to an increase in investment gains related to equity securities of ¥198 billion, offset in part by a decrease in investment gains related to debt securities of ¥14 billion.

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. We adopted ASU No.2016-01 on April 1, 2018. The effect of the adoption for the fluctuation was limited. The increase in investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities for the six months ended September 30, 2018, which mostly reflected the relative favorable market conditions during the six months ended September 30, 2018 compared to the corresponding period in the previous fiscal year. For further information, see note 3 to our consolidated financial statements included elsewhere in this report.

Trading Account Gains (Losses)—Net

Trading account gains—net decreased by ¥170 billion, or 72.3%, from the six months ended September 30, 2017 to ¥65 billion in the six months ended September 30, 2018. The decrease was due mainly to a decrease in gains related to a reduction in market value of receive-fixed, pay-variable interest-rate swaps, reflecting a rise in long-term interest rates, and a decrease in gains related to changes in the fair value of foreign currency denominated securities for which the fair value option was elected, reflecting a decrease in gains of foreign currency-denominated bonds due to the effect of a rise in long-term interest rates. For further information on the fair value option, see note 17 to our consolidated financial statements included elsewhere in this report.

Fee and Commission

Fee and commission increased by ¥13 billion, or 3.2%, from the six months ended September 30, 2017 to ¥414 billion in the six months ended September 30, 2018. The increase was due mainly to increases in fee and commission from deposits and lending business of ¥6 billion and fees for other customer services of ¥8 billion, offset in part by a decrease in fee and commission from securities-related business of ¥7 billion. The increase in fee and commission from deposits and lending business was due mainly to an increase in fees related to syndicated loan handling for domestic borrowers. The decrease in fee and commission from securities-related business was due mainly to a decrease in fee income of a foreign subsidiary of ours during the six months ended September 30, 2018.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,		Increase (decrease)
	2017	2018
	(in billions of yen)
General and administrative expenses	¥280	¥359	¥79
Salaries and employee benefits	342	343	1
Fee and commission expenses	98	99	1
Occupancy expenses	96	94	(2)
Provision (credit) for losses on off-balance-sheet instruments	(4)	(10)	(6)
Other noninterest expenses	80	74	(6)

Total noninterest expenses	¥892	¥959	¥67

Noninterest expenses increased by ¥67 billion, or 7.5%, from the six months ended September 30, 2017 to ¥959 billion in the six months ended September 30, 2018. The increase was due mainly to increases in general and administrative expenses of ¥79 billion.

General and administrative expenses

General and administrative expenses increased by ¥79 billion, or 28.2%, from the six months ended September 30, 2017 to ¥359 billion in the six months ended September 30, 2018. The increase was due mainly to increases in maintenance expenses and depreciation and amortization expense of next-generation IT systems.

Income Tax Expense

Income tax expense decreased by ¥33 billion, or 27.7%, from the six months ended September 30, 2017 to ¥86 billion in the six months ended September 30, 2018. The decrease was due to deferred tax benefit of ¥29 billion in the six months ended September 30, 2018, compared to deferred tax expense of ¥20 billion in the corresponding period in the previous fiscal year, offset in part by an increase in current tax expense of ¥16 billion. The change in deferred tax expense (benefit) was due mainly to a decrease in deferred tax liabilities related to undistributed earnings of certain foreign subsidiaries of ours in the six months ended September 30, 2018.

	Six months ended September 30,		Increase (decrease)
	2017	2018
	(in billions of yen)
Income before income tax expense	¥513	¥418	¥(95)
Income tax expense	119	86	(33)
Current tax expense	99	115	16
Deferred tax expense (benefit)	20	(29)	(49)

Net income	394	332	(62)
Less: Net income attributable to noncontrolling interests	21	47	26

Net income attributable to MHFG shareholders	¥373	¥285	¥(88)

We consider the sales of available-for-sale securities and equity securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was immaterial.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased by ¥26 billion from the six months ended September 30, 2017 to ¥47 billion in the six months ended September 30, 2018.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥88 billion, or 23.6%, from the corresponding period in the previous fiscal year to ¥285 billion in the six months ended September 30, 2018.

Business Segments Analysis

Our company system consists of the following five in-house companies which are categorized based on customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. We regard these customer segments as our operating segments, and those segments constitute reportable segments.

For a brief description of each of our business segments, see note 20 to our consolidated financial statements included elsewhere in this report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits + net gains related to ETFs and others for the six months ended September 30, 2018 were ¥1,051.5 billion, an increase of ¥70.3 billion compared to the six months ended September 30, 2017. Consolidated general and administrative expenses for the six months ended September 30, 2018 were ¥722.7 billion, an increase of ¥11.4 billion compared to the six months ended September 30, 2017. Consolidated equity in earnings of equity method investees—net for the six months ended September 30, 2018 was

¥19.4 billion, an increase of ¥8.8 billion compared to the six months ended September 30, 2017. Consolidated net business profits + net gains related to ETFs and others for the six months ended September 30, 2018 were ¥331.0 billion, an increase of ¥68.0 billion compared to the six months ended September 30, 2017.

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(3)	Total
	(in billions of yen)
Six months ended September 30, 2017(4):
Gross profits + Net gains (losses) related to ETFs and others(1)	¥343.2	¥187.6	¥153.2	¥239.9	¥24.8	¥32.5	¥981.2
General and administrative expenses	358.9	101.3	121.6	100.3	13.9	15.3	711.3
Equity in earnings (losses) of equity method investees—net	7.5	0.6	1.3	—	0.5	0.7	10.6
Amortization of goodwill and others	0.2	0.2	0.2	1.2	4.0	1.2	7.0
Others	—	—	—	—	—	(10.5)	(10.5)

Net business profits (losses)(2) + Net gains (losses) related to ETFs and others	¥(8.4)	¥86.7	¥32.7	¥138.4	¥7.4	¥6.2	¥263.0

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(3)	Total
	(in billions of yen)
Six months ended September 30, 2018(4):
Gross profits + Net gains (losses) related to ETFs and others(1)	¥345.9	¥223.7	¥198.2	¥237.4	¥25.0	¥21.3	¥1,051.5
General and administrative expenses	360.2	100.3	121.4	103.5	13.9	23.4	722.7
Equity in earnings (losses) of equity method investees—net	14.4	0.6	2.8	—	0.6	1.0	19.4
Amortization of goodwill and others	0.2	0.2	0.2	1.2	4.0	1.0	6.8
Others	—	—	—	—	—	(10.4)	(10.4)

Net business profits (losses)(2) + Net gains (losses) related to ETFs and others	¥(0.1)	¥123.8	¥79.4	¥132.7	¥7.7	¥(12.5)	¥331.0

Notes:

(1)

“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking and net gains (losses) on operating investment securities of Mizuho Securities, on a consolidated basis. For the six months ended September 30, 2017 and 2018, net gains related to ETFs and others amounted to ¥21.4 billion and ¥39.9 billion, respectively, of which ¥13.9 billion and ¥33.6 billion, respectively, are included in “Global Markets Company.”

(2)

Net business profits is used in Japan as a measure of the profitability of core banking operations. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.

(3)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
(4)

Beginning on April 1, 2018, new allocation methods for transactions between each segment and “Others” have been applied. In connection with the use of the new allocation methods, the presentation of “Net business profits” has changed to “Net business profits (losses) + Net gains (losses) related to ETFs and others”. Before the change, “Net gains (losses) related to ETFs and others” were included in “Gross profits” of each segment and eliminated in “Others.” In addition, “Amortization of goodwill and others” has been presented as a new item. Figures for the six months ended September 30, 2017 have been restated for the new allocation methods. These changes more appropriately reflect the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

Furthermore, income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currency other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for these foreign currency adjustments have been translated using current period budgeted foreign currency rates.

Retail & Business Banking Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2018 were ¥345.9 billion, an increase of ¥2.7 billion, or 0.8%, compared to the six months ended September 30, 2017. The increase was attributable mainly to an increase of non-interest income such as corporate solution-related revenue which more than offset a decrease of interest income.

General and administrative expenses for the six months ended September 30, 2018 increased by ¥1.3 billion, or 0.4%, compared to the six months ended September 30, 2017 to ¥360.2 billion.

Equity in earnings of equity method investees—net for the six months ended September 30, 2018 increased by ¥6.9 billion, or 92.0%, compared to the six months ended September 30, 2017 to ¥14.4 billion.

As a result, net business losses + net gains related to ETFs and others for the six months ended September 30, 2018 decreased by ¥8.3 billion, compared to the six months ended September 30, 2017 to ¥0.1 billion.

Corporate & Institutional Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2018 were ¥223.7 billion, an increase of ¥36.1 billion, or 19.2%, compared to the six months ended September 30, 2017. The increase was attributable mainly to an increase of interest income as a result of asset balance improvement and an increase of non-interest income.

General and administrative expenses for the six months ended September 30, 2018 decreased by ¥1.0 billion, or 1.0%, compared to the six months ended September 30, 2017 to ¥100.3 billion.

Equity in earnings of equity method investees—net for the six months ended September 30, 2018 was ¥0.6 billion, unchanged from the six months ended September 30, 2017.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2018 increased by ¥37.1 billion, or 42.8%, compared to the six months ended September 30, 2017 to ¥123.8 billion.

Global Corporate Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2018 were ¥198.2 billion, an increase of ¥45.0 billion, or 29.4%, compared to the six months ended September 30, 2017. The increase was attributable mainly to an increase of loan balance related to customers in Europe and Asia and an increase of non-interest income such as transaction banking-related revenue.

General and administrative expenses for the six months ended September 30, 2018 decreased by ¥0.2 billion, or 0.2%, compared to the six months ended September 30, 2017 to ¥121.4 billion.

Equity in earnings of equity method investees—net for the six months ended September 30, 2018 increased by ¥1.5 billion, or 115.4%, compared to the six months ended September 30, 2017 to ¥2.8 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2018 increased by ¥46.7 billion, or 142.8%, compared to the six months ended September 30, 2017 to ¥79.4 billion.

Global Markets Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2018 were ¥237.4 billion, a decrease of ¥2.5 billion, or 1.0%, compared to the six months ended September 30, 2017. The decrease was attributable mainly to a decrease in income related to the trading of bonds which more than offset an increase of net gains related to ETFs.

General and administrative expenses for the six months ended September 30, 2018 increased by ¥3.2 billion, or 3.2%, compared to the six months ended September 30, 2017 to ¥103.5 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2018 decreased by ¥5.7 billion, or 4.1%, compared to the six months ended September 30, 2017 to ¥132.7 billion.

Asset Management Company

Gross profits + net gains related to ETFs and others for the six months ended September 30, 2018 were ¥25.0 billion, an increase of ¥0.2 billion, or 0.8%, compared to the six months ended September 30, 2017. The increase was attributable mainly to a growth of financial products that match the middle- to long-term asset management needs of customers.

General and administrative expenses for the six months ended September 30, 2018 were ¥13.9 billion unchanged from the six months ended September 30, 2017.

Equity in earnings of equity method investees—net for the six months ended September 30, 2018 increased by ¥0.1 billion, or 20.0%, compared to the six months ended September 30, 2017 to ¥0.6 billion.

As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2018 increased by ¥0.3 billion, or 4.1%, compared to the six months ended September 30, 2017 to ¥7.7 billion.

Financial Condition

Assets

Our assets as of March 31, 2018 and September 30, 2018 were as follows:

	As of		Increase (decrease)
	March 31, 2018	September 30, 2018
	(in billions of yen)
Cash and due from banks	¥1,686	¥1,567	¥(119)
Interest-bearing deposits in other banks	46,485	45,454	(1,031)
Call loans and funds sold	720	420	(300)
Receivables under resale agreements	8,081	10,275	2,194
Receivables under securities borrowing transactions	4,409	2,710	(1,699)
Trading account assets	24,303	23,421	(882)
Investments	26,770	27,722	952
Loans	83,515	84,830	1,315
Allowance for loan losses	(310)	(274)	36

Loans, net of allowance	83,205	84,556	1,351
Premises and equipment—net	2,116	2,013	(103)
Due from customers on acceptances	213	264	51
Accrued income	301	324	23
Goodwill	95	95	—
Intangible assets	84	80	(4)
Deferred tax assets	57	52	(5)
Other assets	5,731	5,226	(505)

Total assets	¥204,256	¥204,179	¥(77)

Total assets as of September 30, 2018 were almost unchanged compared to those as of the end of the previous fiscal year due mainly to increases of ¥2,194 billion in receivables under resale agreements and ¥1,351 billion in loans, net of allowance, offset by decreases of ¥1,699 billion in receivables under securities borrowing transactions, ¥1,031 billion in interest-bearing deposits in other banks and ¥882 billion in trading account assets.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2018 and September 30, 2018 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2018		September 30, 2018
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,156	9.7%	¥8,469	10.0%	¥313	0.3%
Construction and real estate	8,102	9.7	8,476	10.0	374	0.3
Services	5,024	6.0	5,289	6.2	265	0.2
Wholesale and retail	5,113	6.1	5,168	6.1	55	0.0
Transportation and communications	3,565	4.3	3,711	4.4	146	0.1
Banks and other financial institutions	4,471	5.3	4,455	5.2	(16)	(0.1)
Government and public institutions	8,882	10.6	5,776	6.8	(3,106)	(3.8)
Other industries(1)	5,018	6.0	5,061	5.9	43	(0.1)
Individuals	10,329	12.4	10,058	11.8	(271)	(0.6)
Mortgage loans	9,445	11.3	9,191	10.8	(254)	(0.5)
Other	884	1.1	867	1.0	(17)	(0.1)

Total domestic	58,660	70.1	56,463	66.4	(2,197)	(3.7)
Foreign(2):
Commercial and industrial	17,195	20.6	19,323	22.7	2,128	2.1
Banks and other financial institutions	7, 465	8.9	8,528	10.0	1,063	1.1
Government and public institutions	303	0.4	625	0.8	322	0.4
Other	38	0.0	42	0.1	4	0.1

Total foreign	25,001	29.9	28,518	33.6	3,517	3.7

Subtotal	83,661	100.0%	84,981	100.0%	1,320	—

Less: Unearned income and deferred loan fees—net	(146)		(151)		(5)

Total loans before allowance for loan losses	¥83,515		¥84,830		¥1,315

Notes:

(1)	Other industries under Domestic include trade receivables and lease receivables of consolidated variable interest entities.
(2)	Certain comparative amounts under Foreign at March 31, 2018 have been reclassified in order to conform to the current presentation.

Total loans before allowance for loan losses increased by ¥1,315 billion from the end of the previous fiscal year to ¥84,830 billion as of September 30, 2018.

Loans to domestic borrowers decreased by ¥2,197 billion from the end of the previous fiscal year to ¥56,463 billion as of September 30, 2018 due primarily to a decrease in loans to government and public institutions.

Loans to foreign borrowers increased by ¥3,517 billion from the end of the previous fiscal year to ¥28,518 billion as of September 30, 2018. The increase in loans to foreign borrowers was due primarily to increases in commercial and industrial and banks and other financial institutions.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 70.1% to 66.4% while that of loans to foreign borrowers against gross total loans increased from 29.9% to 33.6%. Loans to foreign borrowers were regionally diversified.

Impaired Loans

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2018 and September 30, 2018 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2018		September 30, 2018
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥142	1.7%	¥118	1.4%	¥(24)	(0.3)%
Construction and real estate	41	0.5	40	0.5	(1)	0.0
Services	58	1.2	71	1.3	13	0.1
Wholesale and retail	131	2.6	127	2.5	(4)	(0.1)
Transportation and communications	28	0.8	31	0.8	3	0.0
Banks and other financial institutions	12	0.3	9	0.2	(3)	(0.1)
Other industries	4	0.0	5	0.1	1	0.1
Individuals	90	0.9	87	0.9	(3)	0.0

Total domestic	506	0.9	488	0.9	(18)	0.0
Foreign	109	0.4	80	0.3	(29)	(0.1)

Total impaired loans	¥615	0.7	¥568	0.7	¥(47)	0.0

Impaired loans decreased by ¥47 billion, or 7.7%, from the end of the previous fiscal year to ¥568 billion as of September 30, 2018. Impaired loans to domestic borrowers decreased by ¥18 billion due mainly to improvements in the credit condition of some borrowers in the manufacturing industry. Impaired loans to foreign borrowers decreased by ¥29 billion, and the relative impact of foreign currency fluctuations on such amount was immaterial.

The percentage of impaired loans within gross total loans as of September 30, 2018 was unchanged from that as of March 31, 2018. The percentage of impaired loans net of allowance for loan losses to gross total loans net of allowance for loan losses decreased from 0.37% as of March 31, 2018 to 0.35% as of September 30, 2018 due to a decrease in impaired loans net of allowance for loan losses and an increase in gross total loans net of allowance for loan losses.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2018 and September 30, 2018:

	As of		Increase (decrease)
	March 31, 2018	September 30, 2018
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥153	¥132	¥(21)
Allowance for loan losses on non-impaired loans (B)	157	142	(15)

Total allowance for loan losses (C)	¥310	¥274	¥(36)

Impaired loans requiring an allowance for loan losses (D)	¥478	¥434	¥(44)
Impaired loans not requiring an allowance for loan losses (E)	137	134	(3)
Non-impaired loans(2) (F)	83,046	84,413	1,367

Gross total loans (G)	¥83,661	¥84,981	¥1,320

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance for loan losses (A)/(D)x100	31.87%	30.45%	(1.42)%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.19	0.17	(0.02)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.37	0.32	(0.05)

Notes:

(1)

The allowance for loan losses on impaired loans includes the allowance for groups of loans totaling ¥252 billion as of September 30, 2018 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.

(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥36 billion from the end of the previous fiscal year to ¥274 billion as of September 30, 2018. This decrease was due mainly to decreases in allowance for loan losses on both impaired loans and non-impaired loans. Gross total loans increased due to an increase in non-impaired loans. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.05 percentage points to 0.32%. The percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 1.42 percentage points to 30.45% due to a larger percentage decrease in allowance for loan losses on impaired loans than the percentage decrease in impaired loans requiring an allowance for loan losses.

The primary factors behind the gap between the 11.4% decrease in allowance for loan losses and the 1.6% increase in the balance of gross total loans as of September 30, 2018 compared to March 31, 2018 consisted mainly of the increase in the balance of non-impaired loans, the decrease in impaired loans requiring an allowance for loan losses and the decrease in the percentage of allowance for loan losses on impaired loans against the balance of impaired loans.

Impaired loans decreased by 7.7% from the end of the previous fiscal year due mainly to a decrease in impaired loans requiring an allowance for loan losses. Allowance for loan losses on impaired loans decreased by 13.3%.

The coverage ratio for impaired loans, calculated as the percentage of total allowance for loan losses against total impaired loans, decreased by 2.03 percentage points as of September 30, 2018 compared to March 31, 2018. The decrease was due to a larger percentage decrease in allowance for loan losses than the percentage decrease in impaired loans.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2017 and 2018:

	Six months ended September 30,		Increase (decrease)
	2017	2018
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥480	¥310	¥(170)
Provision (credit) for loan losses	(118)	(13)	105
Charge-offs	(21)	(31)	(10)
Recoveries	8	7	(1)

Net charge-offs	(13)	(24)	(11)
Others(1)	1	1	—

Balance at end of six-month period	¥350	¥274	¥(76)

Note:

(1)	“Others” includes primarily foreign exchange translation.

Credit for loan losses decreased by ¥105 billion from the six months ended September 30, 2017 to ¥13 billion in the six months ended September 30, 2018. The decrease was due mainly to the absence of the significant reversal that was recorded in the six months ended September 30, 2017 related to improvements in the credit condition of some domestic borrowers, offset in part by the effects of the economy continuing its gradual recovery.

Charge-offs increased by ¥10 billion from the six months ended September 30, 2017 to ¥31 billion for the six months ended September 30, 2018.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which as of March 31, 2018 and September 30, 2018 were as follows:

	As of						Increase (decrease)
	March 31, 2018			September 30, 2018
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities(1):
Debt securities:
Japanese government bonds	¥13,334	¥13,332	¥(2)	¥13,469	¥13,451	¥(18)	¥135	¥119	¥(16)
Other than Japanese government bonds	6,253	6,301	48	6,992	7,021	29	739	720	(19)

Total	¥19,587	¥19,633	¥46	¥20,461	¥20,472	¥11	¥874	¥839	¥(35)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥1,960	¥1,984	¥24	¥1,600	¥1,619	¥19	¥(360)	¥(365)	¥(5)
Agency mortgage-backed securities	558	538	(20)	537	513	(24)	(21)	(25)	(4)

Total	¥2,518	¥2,522	¥4	¥2,137	¥2,132	¥(5)	¥(381)	¥(390)	¥(9)

Note:

(1)	Equity securities (marketable) were excluded from available-for-sale securities as of March 31, 2018 to align with current period presentation.

Available-for-sale securities measured at fair value increased by ¥839 billion from the end of the previous fiscal year to ¥20,472 billion as of September 30, 2018. This increase was due primarily to an increase in other than Japanese government bonds primarily as a result of our accumulation of U.S. treasury bond balances in response to rising interest rates. Held-to-maturity securities measured at amortized cost decreased by ¥381 billion from the end of the previous fiscal year to ¥2,137 billion as of September 30, 2018. See note 3 to our consolidated financial statements for details of other investments included within investments.

Liabilities

The following table shows our liabilities as of March 31, 2018 and September 30, 2018:

	As of		Increase (decrease)
	March 31, 2018	September 30, 2018
	(in billions of yen)
Deposits	¥136,884	¥133,779	¥(3,105)
Due to trust accounts	3,993	3,966	(27)
Call money and funds purchased	2,105	5,736	3,631
Payables under repurchase agreements	16,657	17,488	831
Payables under securities lending transactions	1,833	2,112	279
Other short-term borrowings	1,688	1,754	66
Trading account liabilities	13,115	9,744	(3,371)
Bank acceptances outstanding	213	264	51
Income taxes payable	65	99	34
Deferred tax liabilities	306	239	(67)
Accrued expenses	233	238	5
Long-term debt	12,955	13,533	578
Other liabilities	4,705	5,395	690

Total liabilities	¥194,752	¥194,347	¥(405)

Total liabilities as of September 30, 2018 were almost unchanged compared to those as of the end of the previous fiscal year due primarily to an increase of ¥4,780 billion in short-term borrowings, offset by decreases of ¥3,371 billion in trading account liabilities and ¥3,105 billion in deposits. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2018 and September 30, 2018:

	As of		Increase (decrease)
	March 31, 2018	September 30, 2018
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥21,069	¥23,051	¥1,982
Interest-bearing deposits	91,207	83,681	(7,526)

Total domestic deposits	112,276	106,732	(5,544)

Foreign:
Noninterest-bearing deposits	2,257	1,796	(461)
Interest-bearing deposits	22,351	25,251	2,900

Total foreign deposits	24,608	27,047	2,439

Total deposits	¥136,884	¥133,779	¥(3,105)

Total deposits decreased by ¥3,105 billion from the end of the previous fiscal year to ¥133,779 billion as of September 30, 2018. Domestic deposits decreased by ¥5,544 billion from the end of the previous fiscal year to ¥106,732 billion as of September 30, 2018. Domestic interest-bearing deposits decreased by ¥7,526 billion from the end of the previous fiscal year to ¥83,681 billion as of September 30, 2018 due mainly to decreases in ordinary deposits and other deposits, and domestic noninterest-bearing deposits increased by ¥1,982 billion to

¥23,051 billion as of September 30, 2018. Foreign deposits increased by ¥2,439 billion from the end of the previous fiscal year to ¥27,047 billion as of September 30, 2018 due mainly to increases in time deposits and certificates of deposit.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2018 and September 30, 2018:

	As of						Increase (decrease)
	March 31, 2018			September 30, 2018
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥3,993	¥—	¥3,993	¥3,966	¥—	¥3,966	¥(27)	¥—	¥(27)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	6,724	13,871	20,595	11,195	14,141	25,336	4,471	270	4,741
Other short-term borrowings	827	861	1,688	910	844	1,754	83	(17)	66

Total short-term borrowings	¥11,544	¥14,732	¥26,276	¥16,071	¥14,985	¥31,056	¥4,527	¥253	¥4,780

Total short-term borrowings increased by ¥4,780 billion from the end of the previous fiscal year to ¥31,056 billion as of September 30, 2018. Domestic short-term borrowings increased by ¥4,527 billion due mainly to an increase in call money. Foreign short-term borrowings increased by ¥253 billion due mainly to an increase in payables under repurchase agreements.

Trading Account Liabilities

Trading account liabilities decreased by ¥3,371 billion from the end of the previous fiscal year to ¥9,744 billion as of September 30, 2018. The decrease was due mainly to settlements of derivatives in a loss position.

Equity

The following table shows a breakdown of equity as of March 31, 2018 and September 30, 2018:

	As of		Increase (decrease)
	March 31, 2018	September 30, 2018
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,826	¥5,829	¥3
Retained earnings	1,306	3,033	1,727
Accumulated other comprehensive income, net of tax	1,742	188	(1,554)
Treasury stock, at cost	(6)	(8)	(2)

Total MHFG shareholders’ equity	8,868	9,042	174
Noncontrolling interests	636	790	154

Total equity	¥9,504	¥9,832	¥328

Total equity increased by ¥328 billion from the end of the previous fiscal year to ¥9,832 billion as of September 30, 2018 due mainly to an increase in retained earnings, offset in part by a decrease in accumulated other comprehensive income, net of tax.

Retained earnings increased by ¥1,727 billion from the end of the previous fiscal year to ¥3,033 billion as of September 30, 2018. This increase was due primarily to cumulative effect of change in accounting principles, net of tax of ¥1,537 billion due primarily to adoption of ASU No.2016-01 and net income attributable to MHFG shareholders for the six months ended September 30, 2018 of ¥285 billion, offset in part by dividend payments of ¥95 billion.

Accumulated other comprehensive income, net of tax decreased by ¥1,554 billion from the end of the previous fiscal year to ¥188 billion as of September 30, 2018 due primarily to cumulative effect of the above-mentioned change in accounting principles of ¥1,535 billion.

Noncontrolling interests increased by ¥154 billion from the end of the previous fiscal year to ¥790 billion as of September 30, 2018. The increase was due mainly to an increase in net assets of some investment funds in which we invest.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Liquidity Risk Management” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits decreased by ¥3,105 billion, or 2.3%, from the end of the previous fiscal year to ¥133,779 billion as of September 30, 2018. Our average balance of deposits for the six months ended September 30, 2018 of ¥138,739 billion exceeded our average balance of loans for the same period by ¥53,782 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of November 30, 2018:

As of November 30, 2018
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a	A1	P-1	baa1

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies.

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2018, the balance of Japanese government bonds included within our investments was ¥13.5 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Related to regulatory liquidity requirements, the liquidity coverage ratio (“LCR”) standard has been introduced in Japan. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations, while it is subject to phase-in arrangements pursuant to which the LCR rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019, with a minimum requirement of 90% applicable for the period between January 1 and December 31, 2018. The LCR disclosure guidelines of the Financial Service Agency require banks and bank holding companies with international operations to disclose the three-month averages of daily LCR. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, for the second quarter of the fiscal year ending March 31, 2019. All yen figures in this table are truncated.

Second Quarter of Fiscal Year ending March 31, 2019
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥62,485
Net cash outflows (weighted)	48,045
LCR	130.1%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥53,829
Net cash outflows (weighted)	38,356
LCR	140.4%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥53,301
Net cash outflows (weighted)	37,480
LCR	142.3%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,741
Net cash outflows (weighted)	1,639
LCR	168.2%
Mizuho Trust and Banking (Non-Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,671
Net cash outflows (weighted)	1,553
LCR	173.1%

For more information on LCR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form 20-F.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance-sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions.

In December 2010, the Basel Committee on Banking Supervision (“BCBS”) issued its Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the leverage ratio and the two global liquidity standards, see ”Leverage Ratio” below and “Liquidity” above, respectively.

The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III text that have been applied from January 1, 2013.

Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.

Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing preferred securities (the amounts thereof included within Additional Tier 1 capital as of September 30, 2018 being ¥303.0 billion) and existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of September 30, 2018 being ¥613.5 billion) are subject to the phase-out arrangements.

Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities etc. shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities. These regulatory adjustments based on the Basel III rules began at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and were increased by 20% increments per year, and became fully effective in March 2018.

In November 2015, the Financial Services Agency published the revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical capital buffer and the additional loss absorbency requirements for global systemically important banks (“G-SIBs”) and domestic systemically important banks (“D-SIBs”). These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer is being phased in starting in March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we are currently designated as both a G-SIB and D-SIB, and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which was phased in starting in March 2016 at 0.25% and will become fully effective in March 2019 at 1.0%.

Under the capital adequacy guidelines, banks and bank holding companies each with international operations are required to measure and apply capital charges with respect to their credit risk, market risk and operational risk. Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the advanced internal ratings-based approach for the calculation of credit risk from the fiscal year ended March 31, 2009 and also apply the advanced measurement approaches for the calculation of operational risk from September 30, 2009.

In December 2017, the BCBS published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision. The finalized reforms complement the initial phase of Basel III reforms set forth above, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. Such reforms include the following elements:

•	a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;

•

revisions to the capital floor, under which banks’ risk-weighted assets generated by internal models must be no lower than 72.5% of the total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework; and

•	requirements to disclose their risk-weighted assets based on the standardized approaches.

In addition, under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB’s risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014.

The revised framework will mainly take effect from January 1, 2022, and the revisions to the capital floor will be phased in from January 1, 2022, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2027.

Leverage Ratio

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure will restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%.

The leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for G-SIBs will take effect from January 1, 2022.

In December 2018, BCBS issued a consultative document on the disclosure requirements for the leverage ratio. To address the window-dressing of leverage ratio, the document proposes that the banks be required to include in their Pillar 3 disclosures, in addition to current requirements, the amounts of each of the following exposures calculated based on an average of daily values over the quarter:

•	adjusted gross securities financing transaction assets recognized for accounting purposes;

•	replacement cost of derivative exposures; and

•	central bank reserves that are included in on-balance sheet exposures.

BCBS proposes that the potential revisions to Pillar 3 disclosure requirements set out in this consultative document be implemented no later than January 1, 2022 and apply to all internationally active banks.

Unless otherwise specified, the regulatory capital and leverage ratio information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios and Leverage Ratios

Our capital adequacy ratios and leverage ratios as of March 31, 2018 and September 30, 2018, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2018	September 30, 2018
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥7,437.0	¥7,607.2	¥170.2
Additional Tier 1 capital	1,755.1	1,827.6	72.4

Tier 1 capital	9,192.2	9,434.8	242.6
Tier 2 capital	1,668.1	1,779.1	110.9

Total capital	¥10,860.4	¥11,214.0	¥353.6

Risk-weighted assets	¥59,528.9	¥60,240.0	¥711.0
Common Equity Tier 1 capital ratio	12.49%	12.62%	0.13%
Required Common Equity Tier 1 capital ratio(1)	7.135%	7.145%	0.01%
Tier 1 capital ratio	15.44%	15.66%	0.22%
Required Tier 1 capital ratio(1)	8.635%	8.645%	0.01%
Total capital ratio	18.24%	18.61%	0.37%
Required total capital ratio(1)	10.635%	10.645%	0.01%
CET1 available after meeting the bank’s minimum capital requirements	7.99%	8.12%	0.13%
Leverage ratio	4.28%	4.34%	0.06%

Note:

(1)

The required ratios disclosed above, as of March 31, 2018 and September 30, 2018, include the transitional capital conservation buffer of 1.875%, the countercyclical capital buffer of 0.01% and 0.02%, respectively, and the transitional additional loss absorbency requirements for G-SIBs and D-SIBs of 0.75%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts. These buffer and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

Our total capital ratio as of September 30, 2018 was 18.61%, an increase of 0.37 percentage points compared to March 31, 2018. Our Tier 1 capital ratio as of September 30, 2018 was 15.66%, an increase of 0.22 percentage points compared to March 31, 2018. Our Common Equity Tier 1 capital ratio as of September 30, 2018 was 12.62%, an increase of 0.13 percentage points compared to March 31, 2018. The increases in each ratio were due mainly to increases in Common Equity Tier 1 capital. Our Common Equity Tier 1 capital increased due mainly to an increase in retained earnings. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2018.

Principal Banking Subsidiaries

Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2018 and September 30, 2018, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2018	September 30, 2018
Mizuho Bank
Common Equity Tier 1 capital ratio	12.34%	12.41%	0.07%
Tier 1 capital ratio	15.61%	15.73%	0.12%
Total capital ratio	18.52%	18.82%	0.30%
Leverage ratio	4.53%	4.55%	0.02%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	19.99%	21.25%	1.26%
Tier 1 capital ratio	20.05%	21.27%	1.22%
Total capital ratio	20.28%	21.46%	1.18%
Leverage ratio	7.03%	7.37%	0.34%

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2018.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of September 30, 2018, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 14 “Commitments and contingencies” and note 15 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2018	September 30, 2018
	(in millions of yen)
Assets:
Cash and due from banks	1,685,835	1,566,661
Interest-bearing deposits in other banks	46,485,086	45,453,937
Call loans and funds sold	720,461	420,017
Receivables under resale agreements	8,080,927	10,274,835
Receivables under securities borrowing transactions	4,408,508	2,709,641
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,897,190 million at March 31, 2018 and ¥5,983,056 million at September 30, 2018)	24,302,543	23,420,966
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥932,302 million at March 31, 2018 and ¥1,168,516 million at September 30, 2018)	23,665,628	20,471,615
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥677,046 million at March 31, 2018 and ¥595,220 million at September 30, 2018)	2,517,551	2,137,011
Equity securities	—	4,769,603
Other investments	585,896	342,754
Loans (Notes 4 and 5)	83,514,644	84,830,248
Allowance for loan losses	(309,902)	(274,489)

Loans, net of allowance	83,204,742	84,555,759
Premises and equipment—net	2,116,184	2,013,006
Due from customers on acceptances	212,596	263,890
Accrued income	301,332	325,466
Goodwill	95,184	95,150
Intangible assets	84,447	79,707
Deferred tax assets	57,088	52,261
Other assets (Note 6)	5,731,634	5,226,525

Total assets	204,255,642	204,178,804

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2018	September 30, 2018
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	31,435	11,584
Interest-bearing deposits in other banks	95,048	38,202
Trading account assets	2,558,186	2,767,980
Investments	48,565	52,333
Loans, net of allowance	2,323,081	2,190,319
All other assets	811,453	901,682

Total assets	5,867,768	5,962,100

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2018	September 30, 2018
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	21,068,569	23,051,185
Interest-bearing deposits	91,206,963	83,680,943
Foreign:
Noninterest-bearing deposits	2,257,350	1,796,296
Interest-bearing deposits	22,351,124	25,250,812
Due to trust accounts	3,992,544	3,965,632
Call money and funds purchased	2,105,294	5,736,054
Payables under repurchase agreements (Note 19)	16,656,930	17,488,422
Payables under securities lending transactions (Note 19)	1,832,870	2,112,335
Other short-term borrowings	1,688,018	1,753,964
Trading account liabilities	13,115,270	9,744,238
Bank acceptances outstanding	212,596	263,890
Income taxes payable	64,501	98,597
Deferred tax liabilities	306,203	238,656
Accrued expenses	232,885	237,720
Long-term debt (including liabilities accounted for at fair value of ¥1,955,636 million at March 31, 2018 and ¥2,380,034 million at September 30, 2018) (Note 17)	12,955,230	13,533,141
Other liabilities (Note 6)	4,705,595	5,395,082

Total liabilities	194,751,942	194,346,967

Commitments and contingencies (Note 14)

Equity:
MHFG shareholders’ equity:
Common stock (Note 7)—no par value, authorized 48,000,000,000 shares at March 31, 2018 and September 30, 2018, and issued 25,389,644,945 shares at March 31, 2018, and 25,392,498,945 shares at September 30, 2018	5,826,383	5,828,762
Retained earnings	1,306,141	3,033,546
Accumulated other comprehensive income, net of tax (Note 8)	1,741,894	187,915
Less: Treasury stock, at cost—Common stock 24,829,446 shares at March 31, 2018, and 34,314,755 shares at September 30, 2018	(5,997)	(7,889)

Total MHFG shareholders’ equity	8,868,421	9,042,334
Noncontrolling interests	635,279	789,503

Total equity	9,503,700	9,831,837

Total liabilities and equity	204,255,642	204,178,804

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2018	September 30, 2018
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	31,392	33,461
Trading account liabilities	22	1,919
Long-term debt	419,649	367,801
All other liabilities	1,305,640	1,436,709

Total liabilities	1,756,703	1,839,890

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Interest and dividend income:
Loans, including fees	537,959	655,981
Investments:
Interest	37,909	64,780
Dividends	41,781	43,936
Trading account assets	99,569	113,687
Call loans and funds sold	2,829	2,121
Receivables under resale agreements and securities borrowing transactions	66,572	106,246
Deposits in other banks	52,806	55,039

Total interest and dividend income	839,425	1,041,790

Interest expense:
Deposits	182,020	270,721
Trading account liabilities	19,371	24,251
Call money and funds purchased	1,855	4,914
Payables under repurchase agreements and securities lending transactions	106,357	166,042
Other short-term borrowings	6,645	14,531
Long-term debt	97,057	106,608

Total interest expense	413,305	587,067

Net interest income	426,120	454,723
Provision (credit) for loan losses (Note 5)	(117,962)	(13,280)

Net interest income after provision (credit) for loan losses	544,082	468,003

Noninterest income (Note 16):
Fee and commission income	401,231	413,727
Foreign exchange gains (losses)—net	50,765	44,718
Trading account gains (losses)—net	235,339	64,956
Investment gains (losses)—net (Note 2):
Debt securities	16,099	2,485
Equity securities	109,390	306,788
Equity in earnings (losses) of equity method investees—net	10,389	22,627
Gains on disposal of premises and equipment	4,567	4,305
Other noninterest income	33,158	48,950

Total noninterest income	860,938	908,556

Noninterest expenses:
Salaries and employee benefits	341,853	342,686
General and administrative expenses	280,176	359,358
Occupancy expenses	96,340	93,921
Fee and commission expenses	98,298	98,779
Provision (credit) for losses on off-balance-sheet instruments	(4,191)	(9,877)
Other noninterest expenses	79,681	74,042

Total noninterest expenses	892,157	958,909

Income before income tax expense	512,863	417,650
Income tax expense (Note 11)	119,333	85,705

Net income	393,530	331,945
Less: Net income attributable to noncontrolling interests	20,981	46,675

Net income attributable to MHFG shareholders	372,549	285,270

	(in yen)
Earnings per common share (Note 10):
Basic net income per common share	14.69	11.25

Diluted net income per common share	14.68	11.25

Dividends per common share	3.75	3.75

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Net income	393,530	331,945
Other comprehensive income (loss), net of tax	165,077	(19,030)

Total comprehensive income	558,607	312,915
Less: Total comprehensive income attributable to noncontrolling interests	21,374	46,482

Total comprehensive income attributable to MHFG shareholders	537,233	266,433

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Common stock:
Balance at beginning of period	5,826,149	5,826,383
Issuance of new shares of common stock due to exercise of stock acquisition rights	546	438
Performance-based stock compensation program	(815)	(1,053)
Other	79	2,994

Balance at end of period	5,825,959	5,828,762

Retained earnings:
Balance at beginning of period, previously reported	918,894	1,306,141
Cumulative effect of change in accounting principles, net of tax (Note 2)	—	1,537,322
Balance at beginning of period, adjusted	918,894	2,843,463
Net income attributable to MHFG shareholders	372,549	285,270
Dividends declared	(95,174)	(95,187)

Balance at end of period	1,196,269	3,033,546

Accumulated other comprehensive income, net of tax (Note 8):
Balance at beginning of period, previously reported	1,521,163	1,741,894
Cumulative effect of change in accounting principles (Note 2)	—	(1,535,142)
Balance at beginning of period, adjusted	1,521,163	206,752
Change during period	164,684	(18,837)

Balance at end of period	1,685,847	187,915

Treasury stock, at cost:
Balance at beginning of period	(4,849)	(5,997)
Purchases of treasury stock	(2,447)	(2,857)
Disposal of treasury stock	821	965

Balance at end of period	(6,475)	(7,889)

Total MHFG shareholders’ equity	8,701,600	9,042,334

Noncontrolling interests:
Balance at beginning of period, previously reported	510,700	635,279
Cumulative effect of change in accounting principles	—	(616)
Balance at beginning of period, adjusted	510,700	634,663
Effect of other increase (decrease) in noncontrolling interests	(27,629)	117,649
Dividends paid to noncontrolling interests	(5,284)	(9,291)
Net income attributable to noncontrolling interests	20,981	46,675
Other	393	(193)

Balance at end of period	499,161	789,503

Total equity	9,200,761	9,831,837

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 8 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Cash flows from operating activities:
Net income	393,530	331,945
Less: Net income attributable to noncontrolling interests	20,981	46,675

Net income attributable to MHFG shareholders	372,549	285,270
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	90,064	162,433
Provision (credit) for loan losses	(117,962)	(13,280)
Investment losses (gains)—net	(125,489)	(309,273)
Equity in losses (earnings) of equity method investees—net	(10,389)	(22,627)
Foreign exchange losses (gains)—net	19,441	288,705
Deferred income tax expense (benefit)	20,095	(28,961)
Net change in trading account assets	(1,166,688)	935,498
Net change in trading account liabilities	(766,841)	(3,437,556)
Net change in loans held for sale	(2,970)	44,830
Net change in accrued income	(13,400)	(20,565)
Net change in accrued expenses	(5,735)	34,490
Other—net	(817,607)	180,989

Net cash used in operating activities	(2,524,932)	(1,900,047)

Cash flows from investing activities:
Proceeds from sales of investments	16,390,837	13,698,688
Proceeds from maturities of investments	9,274,406	8,494,080
Purchases of investments	(24,412,985)	(21,707,934)
Proceeds from sales of loans	180,179	153,856
Net change in loans	(1,371,811)	(625,828)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(316,202)	165,558
Proceeds from sales of premises and equipment	18,524	6,764
Purchases of premises and equipment	(157,322)	(63,855)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	948	—

Net cash provided by (used in) investing activities	(393,426)	121,329

Cash flows from financing activities:
Net change in deposits	5,267,913	(3,964,784)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	2,621,193	3,951,434
Net change in due to trust accounts	(123,732)	(26,912)
Net change in other short-term borrowings	(545,814)	10,760
Proceeds from issuance of long-term debt	1,377,698	1,286,316
Repayment of long-term debt	(1,835,014)	(984,642)
Proceeds from noncontrolling interests	927	140,068
Payments to noncontrolling interests	(11,883)	—
Proceeds from issuance of common stock	3	3
Proceeds from sales of treasury stock	—	933
Purchases of treasury stock	(1,605)	(2,102)
Dividends paid	(95,139)	(95,163)
Dividends paid to noncontrolling interests	(5,284)	(9,291)

Net cash provided by financing activities	6,649,263	306,620

Effect of exchange rate changes on cash and cash equivalents	79,664	321,775

Net increase (decrease) in cash and cash equivalents	3,810,569	(1,150,323)
Cash and cash equivalents at beginning of period	47,586,971	48,170,921

Cash and cash equivalents at end of period	51,397,540	47,020,598

Supplemental disclosure of cash flow information:
Noncash investing activities:
Investment in capital leases	1,807	501

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 20 “Business segment information”.

MHFG and its domestic subsidiaries as well as its foreign subsidiaries maintain their accounting records in accordance with the accounting standards of Japan and those standards of the countries in which they are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform them to the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30 and certain subsidiaries’ interim financial reporting periods end on June 30. When determining whether to consolidate investee entities, the MHFG Group performed an analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.

Certain comparative amounts for the prior period have been reclassified in order to conform to the current year’s presentation.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2018.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Definition of cash and cash equivalents

For purposes of the consolidated statements of cash flows, Cash and cash equivalents consists of Cash and due from banks and Interest-bearing deposits in other banks. Cash deposited with central banks that must be maintained to meet minimum regulatory requirements is classified as restricted cash and included in Cash and cash equivalents. For more information on restricted cash, see Note 9 “Pledged assets and collateral” of MHFG’s Form 20-F for the fiscal year ended March 31, 2018.

The MHFG Group adopted ASU No.2016-18, “Statement of Cash Flows (Topic230)—Restricted Cash” (“ASU No.2016-18”) using the retrospective approach. In accordance with the adoption, the MHFG Group changed the definition of cash and cash equivalents as mentioned above. As a result of the adoption of the ASU No.2016-18, the MHFG Group recorded a decrease of ¥3,415 million in Net cash provided by (used in) operating activities for the six months ended September 30, 2017, and an increase of ¥3,932,027 million in Net cash provided by (used in) investing activities for the six months ended September 30, 2017.

Deconsolidation of TCSB

In March 2018, Trust & Custody Services Bank, Ltd. (“TCSB”), MHFG’s subsidiary, and Japan Trustee Services Bank, Ltd. (“JTSB”) entered into a management integration agreement. Based on the agreement, TCSB and JTSB incorporated a holding company, JTC Holdings, Ltd. (“JTC Holdings”) through joint share transfer on October 1, 2018, and became wholly-owned subsidiaries of JTC Holdings on that date. Starting October 1, 2018, MHFG will no longer consolidate TCSB, which had approximately ¥9 trillion in total assets as of September 30, 2018. However, MHFG will maintain an investment in JTC Holdings and will account for this investment using the equity method of accounting.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU, as amended, provides comprehensive guidance in respect of revenue recognition, in convergence with International Financial Reporting Standards (“IFRS”), to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2017 under a modified retrospective approach or retrospectively to all periods presented. The MHFG Group adopted ASU No.2014-09 using the modified retrospective approach. At adoption, the Group’s presentation of certain costs related to securities underwriting changed from a net basis to a gross basis. However, the adoption of ASU No.2014-09 and subsequent amendments did not have a material impact on the Group’s consolidated results of operations or financial condition. See Note 16 “Noninterest income” for further information.

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial

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(Unaudited)—(Continued)

instruments. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, which increased Retained earnings of ¥1,542 billion, net of tax, including any stranded tax amounts from prior periods, on April 1, 2018. The impact of the adoption primarily resulted in a cumulative-effect adjustment out of Accumulated other comprehensive income (“AOCI”) to Retained earnings related to the equity investments, which increased Retained earnings of ¥1,527 billion, net of tax, including any stranded tax amounts from prior periods, on April 1, 2018. Before the adoption of ASU No.2016-01, marketable equity securities for which the MHFG Group elected the fair value option were reported as Trading account assets, other marketable equity securities (except those outside the scope of previous ASC 320, “Investments—Debt and Equity Securities” (“Previous ASC 320”)) were reported as Available-for-sale securities, and other equity interests which primarily consist of non-marketable equity securities were reported as Other investments. After the adoption of ASU No.2016-01, all of these securities are reported as Equity securities. In connection with the adoption of ASU No.2016-01, Investments gains (losses)—net of Equity securities and Debt securities are presented separately in the Group’s consolidated results of operations. The amounts for the prior periods have been reclassified in order to conform to the current year’s presentation. For additional information, see Note 3 “Investments”, Note 8 “Accumulated other comprehensive income”, Note 13 “Derivative financial instruments” and Note 17 “Fair value”. The impact of the adoption resulted in a cumulative-effect adjustment out of Retained earnings to AOCI related to the liabilities for which the fair value option was elected, which increased Retained earnings of ¥10 billion, net of tax, on April 1, 2018. For additional information, see Note 8 “Accumulated other comprehensive income”, Note 11 “Income taxes” and Note 17 “Fair value”.

In October 2016, the FASB issued ASU No.2016-16, “Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory” (“ASU No.2016-16”). The ASU requires recognition of current and deferred income taxes in an intra-entity transfer of an asset other than inventory when the transfer occurs although current U.S. GAAP has prohibited the recognition of income tax consequences of the transfer until the asset has been sold to an outside party. The ASU does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The adoption of ASU No. 2016-16 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In May 2017, the FASB issued ASU No.2017-09, “Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting” (“ASU No.2017-09”). The ASU provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following factors of the award are the same before and after the modification: (1) the fair value, (2) the vesting conditions and (3) the classification as an equity or a liability instrument. The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the ASU. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, and should be applied prospectively to an award modified on or after the adoption date. The adoption of ASU No. 2017-09 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Accounting pronouncements issued but not yet effective

In February 2016, the FASB issued ASU No.2016-02, “Leases (Topic 842)” (“ASU No.2016-02”). The ASU requires lessees to recognize the assets and liabilities arising from leases on the balance sheet. Lessees should recognize liabilities to make lease payments and right-of-use assets representing its right to use the underlying assets for the lease term. This recognition applies to leases classified as operating leases and finance leases, and the update retains a distinction between finance leases and operating leases. However, the ASU has not changed the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee significantly. The ASU also requires qualitative disclosures along with specific quantitative disclosures including the amount, timing, and uncertainty of cash flows arising from leases. Companies are permitted to apply the provisions of the ASU either prospectively as of the effective date, without adjusting comparative periods presented, or using a modified retrospective transition applicable to all prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MHFG Group expects to adopt the ASU and subsequent amendments on April 1, 2019 and is currently evaluating the potential impact that the adoption will have on its consolidated results of operations and financial condition, as well as on its disclosures. The Group expects to gross up its consolidated balance sheets upon recognition of the right-of-use assets and lease liabilities, at their present value, related to the ¥246 billion of remaining operating lease payments as disclosed in Note 24 “Commitment and contingencies” of MHFG’s Form 20-F for the fiscal year ended March 31, 2018. However, the population of contracts that will be recognized on balance sheet and the amount remain under evaluation.

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU No.2016-13”). The ASU replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. The ASU also requires that credit losses on available-for-sale debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and will be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-13 will have on its consolidated results of operations and financial condition, as well as on its disclosures. The Group’s implementation efforts include identifying key interpretative issues and assessing existing credit forecasting models and processes against the ASU. The Group expects that the allowance related to the Group’s loans could increase. The extent of the potential change in the allowance is under evaluation, but will depend upon the nature and characteristics of the Group’s portfolio at the adoption date, and the macroeconomic conditions and forecasts at that date.

In January 2017, the FASB issued ASU No.2017-04, “Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment” (“ASU No.2017-04”). The ASU eliminates Step 2, under which an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, from the goodwill impairment test. Instead, under the ASU, an entity should perform its annual, or

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(Unaudited)—(Continued)

interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The ASU is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early application is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No. 2017-04 will have on its consolidated results of operations and financial condition.

In August 2017, the FASB issued ASU No.2017-12, “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities” (“ASU No.2017-12”). The ASU amends the current accounting for derivatives and hedging to enable entities to better portray the economic results of risk management activities in the financial statements. Specifically, the amendments: (1) eliminate the separate measurement and reporting of hedge ineffectiveness, (2) expand the ability to hedge nonfinancial and financial risk components, and (3) provide an alternative method for measuring the hedged item in fair value hedges of interest rate risk. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Early application is permitted, including adoption in any interim period. The MHFG Group does not expect that the adoption of ASU No.2017-12 will have a material impact on its consolidated results of operations or financial condition.

In February 2018, the FASB issued ASU No.2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU No.2018-02”). The ASU allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. Early application is permitted, including adoption in any interim period, for reporting periods for which financial statements have not yet been issued. The MHFG Group does not expect that the adoption of ASU No. 2018-02 will have a material impact on its consolidated results of operations or financial condition.

In August 2018, the FASB issued ASU No.2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU No.2018-13”). The ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of the notes to financial statements: some disclosure requirements are removed or modified, and some requirements are added. The ASU mainly adds the disclosure requirements of the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, and the range and weighted average or other quantitative information of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption, and other amendments should be applied retrospectively. Early application is permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2018-13 will have on its consolidated results of operations and financial condition.

In August 2018, the FASB issued ASU No.2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for

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(Unaudited)—(Continued)

Defined Benefit Plans” (“ASU No.2018-14”). The amendments in this update remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. Mainly, the ASU removes the disclosure requirement of the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year, and adds the disclosure requirement of the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates. The ASU is effective for fiscal years ending after December 15, 2020, and should be applied on a retrospective basis to all periods presented. Early application is permitted for all entities. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2018-14 will have on its consolidated results of operations and financial condition.

In October 2018, the FASB issued ASU No.2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes” (“ASU No.2018-16”). The ASU permits use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the interest rates on direct Treasury obligations of the U.S. government (“UST”), the London Interbank Offered Rate (“LIBOR”) swap rate, the OIS rate based on the Federal Funds Effective Rate, and the Securities Industry and Financial Markets Association (“SIFMA”) Municipal Swap Rate. The amendments in ASU No.2018-16 are required to be adopted concurrently with the amendments in ASU No.2017-12, and should be applied on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. Early application is permitted, including adoption in any interim period. The MHFG Group does not expect that the adoption of ASU No.2018-16 will have a material impact on its consolidated results of operations or financial condition.

In October 2018, the FASB issued ASU No.2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU No.2018-17”). The ASU requires indirect interests held through related parties in common control arrangements to be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early application is permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2018-17 will have on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

3. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2018 and September 30, 2018 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2018
Available-for-sale securities:
Debt securities:
Japanese government bonds	13,334,619	7,332	9,656	13,332,295
Japanese local government bonds	236,711	2,903	280	239,334
U.S. Treasury bonds and federal agency securities	689,297	109	3,557	685,849
Other foreign government bonds	1,057,852	1,043	1,102	1,057,793
Agency mortgage-backed securities (1)	882,686	13,356	7,628	888,414
Residential mortgage-backed securities	117,870	1,264	281	118,853
Commercial mortgage-backed securities	437,115	4,132	323	440,924
Japanese corporate bonds and other debt securities (2)	1,950,947	40,290	1,410	1,989,827
Foreign corporate bonds and other debt securities (3)	879,506	1,927	2,082	879,351
Equity securities (marketable) (4)	1,595,106	2,449,173	11,291	4,032,988

Total	21,181,709	2,521,529	37,610	23,665,628

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,959,910	24,472	—	1,984,382
Agency mortgage-backed securities (5)	557,641	—	20,177	537,464

Total	2,517,551	24,472	20,177	2,521,846

September 30, 2018
Available-for-sale securities:
Debt securities:
Japanese government bonds	13,468,933	3,947	21,693	13,451,187
Japanese local government bonds	240,193	914	652	240,455
U.S. Treasury bonds and federal agency securities	1,138,917	78	5,204	1,133,791
Other foreign government bonds	1,244,490	557	1,669	1,243,378
Agency mortgage-backed securities (1)	871,031	9,984	10,008	871,007
Residential mortgage-backed securities	108,963	908	434	109,437
Commercial mortgage-backed securities	465,251	3,641	298	468,594
Japanese corporate bonds and other debt securities (2)	2,010,207	30,992	2,356	2,038,843
Foreign corporate bonds and other debt securities (3)	913,328	2,580	985	914,923
Equity securities (marketable) (4)	—	—	—	—

Total	20,461,313	53,601	43,299	20,471,615

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,599,900	19,418	—	1,619,318
Agency mortgage-backed securities (5)	537,111	—	24,153	512,958

Total	2,137,011	19,418	24,153	2,132,276

Notes:

(1)

Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥742,565 million and ¥145,849 million, respectively, at March 31, 2018, and ¥728,836 million and ¥142,171 million, respectively, at September 30, 2018. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)

Other debt securities presented in this line primarily consist of Japanese negotiable certificates of deposit (“NCDs”), of which the total fair values were ¥106,101 million at March 31, 2018, and ¥104,775 million at September 30, 2018.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(3)

Other debt securities presented in this line primarily consist of Foreign NCDs and asset-backed securities (“ABS”), of which the total fair values were ¥313,164 million at March 31, 2018, and ¥342,999 million at September 30, 2018.

(4)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018, resulting in a cumulative-effect adjustment from AOCI to Retained earnings for net unrealized gains on equity securities (marketable). The available-for-sale category was eliminated for equity securities effective April 1, 2018. See Note 2 “Recently issued accounting pronouncements” for further details.

(5)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity securities at September 30, 2018 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities such as mortgage-backed securities contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	8,373,572	3,722,338	1,063,748	309,275	13,468,933
Japanese local government bonds	29,530	143,921	61,579	5,163	240,193
U.S. Treasury bonds and federal agency securities	1,033,650	—	105,267	—	1,138,917
Other foreign government bonds	970,819	258,152	12,602	2,917	1,244,490
Agency mortgage-backed securities	—	—	—	871,031	871,031
Residential mortgage-backed securities	—	—	—	108,963	108,963
Commercial mortgage-backed securities	1,852	178,690	212,459	72,250	465,251
Japanese corporate bonds and other debt securities	407,643	989,938	427,553	185,073	2,010,207
Foreign corporate bonds and other debt securities	514,374	330,725	65,459	2,770	913,328

Total	11,331,440	5,623,764	1,948,667	1,557,442	20,461,313

Held-to-maturity securities:
Debt securities:
Japanese government bonds	960,044	479,868	159,988	—	1,599,900
Agency mortgage-backed securities	—	—	—	537,111	537,111

Total	960,044	479,868	159,988	537,111	2,137,011

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	8,372,894	3,722,825	1,054,008	301,460	13,451,187
Japanese local government bonds	29,558	144,269	61,492	5,136	240,455
U.S. Treasury bonds and federal agency securities	1,033,135	—	100,656	—	1,133,791
Other foreign government bonds	970,233	257,751	12,489	2,905	1,243,378
Agency mortgage-backed securities	—	—	—	871,007	871,007
Residential mortgage-backed securities	—	—	—	109,437	109,437
Commercial mortgage-backed securities	1,852	179,517	214,475	72,750	468,594
Japanese corporate bonds and other debt securities	431,664	991,020	428,321	187,838	2,038,843
Foreign corporate bonds and other debt securities	514,166	332,225	65,762	2,770	914,923

Total	11,353,502	5,627,607	1,937,203	1,553,303	20,471,615

Held-to-maturity securities:
Debt securities:
Japanese government bonds	961,712	492,560	165,046	—	1,619,318
Agency mortgage-backed securities	—	—	—	512,958	512,958

Total	961,712	492,560	165,046	512,958	2,132,276

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Other-than-temporary impairment

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments—Debt Securities” (“ASC 320”). For debt securities, in the cases where the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. In other cases, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. Effective April 1, 2018, the available-for-sale category was eliminated for equity securities and, therefore, the other-than-temporary impairment review is not required for those securities. See Note 2 “Recently issued accounting pronouncements” to the consolidated Financial Statement for additional details. Before the adoption of ASU No.2016-01, for equity securities, impairment was evaluated considering the length of time and extent to which the fair value had been below cost, the financial condition and near-term prospects of the issuers, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security was deemed other-than-temporarily impaired, it was written down to fair value, with the full decline recognized in earnings.

The following table shows the other-than-temporary impairment losses on available-for-sale securities for the six months ended September 30, 2017 and 2018. No impairment losses were recognized on held-to-maturity securities for the periods.

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Available-for-sale securities:
Debt securities	1,000	213
Equity securities (Note)	2,521	—

Total	3,521	213

Note: Effective April 1, 2018, the available-for-sale category was eliminated for equity securities. See Note 2 “Recently issued accounting pronouncements” for further details.

For the six months ended September 30, 2018, the other-than-temporary impairment losses on debt securities were attributable to the decline in the fair value of certain Japanese corporate bonds in respect of which the MHFG Group determined credit losses existed. In accordance with ASC 320, the other-than-temporary impairment on these securities was recognized in earnings. The total other-than-temporary impairment met the criteria to be immediately recorded in earnings and no portion was recognized in other comprehensive income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2018 and September 30, 2018:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2018
Available-for-sale securities:
Debt securities:
Japanese government bonds	8,052,820	3,716	2,868,078	5,940	10,920,898	9,656
Japanese local government bonds	28,827	139	58,998	141	87,825	280
U.S. Treasury bonds and federal agency securities	515,005	3,557	—	—	515,005	3,557
Other foreign government bonds	419,648	1,030	68,359	72	488,007	1,102
Agency mortgage-backed securities (1)	45,434	1,116	188,326	6,512	233,760	7,628
Residential mortgage-backed securities	11,336	14	16,129	267	27,465	281
Commercial mortgage-backed securities	68,723	242	7,835	81	76,558	323
Japanese corporate bonds and other debt securities	563,831	933	403,069	477	966,900	1,410
Foreign corporate bonds and other debt securities	358,410	888	87,472	1,194	445,882	2,082
Equity securities (marketable) (2)	338,243	11,249	366	42	338,609	11,291

Total	10,402,277	22,884	3,698,632	14,726	14,100,909	37,610

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (3)	30,589	766	506,875	19,411	537,464	20,177

Total	30,589	766	506,875	19,411	537,464	20,177

September 30, 2018
Available-for-sale securities:
Debt securities:
Japanese government bonds	6,763,194	13,798	3,243,600	7,895	10,006,794	21,693
Japanese local government bonds	92,616	329	83,400	323	176,016	652
U.S. Treasury bonds and federal agency securities	961,157	2,107	52,378	3,097	1,013,535	5,204
Other foreign government bonds	704,626	1,023	46,274	646	750,900	1,669
Agency mortgage-backed securities (1)	151,610	782	204,959	9,226	356,569	10,008
Residential mortgage-backed securities	26,351	151	24,883	283	51,234	434
Commercial mortgage-backed securities	44,603	118	42,526	180	87,129	298
Japanese corporate bonds and other debt securities	497,300	1,767	599,554	589	1,096,854	2,356
Foreign corporate bonds and other debt securities	222,267	400	102,586	585	324,853	985
Equity securities (marketable) (2)	—	—	—	—	—	—

Total	9,463,724	20,475	4,400,160	22,824	13,863,884	43,299

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (3)	22,319	827	490,639	23,326	512,958	24,153

Total	22,319	827	490,639	23,326	512,958	24,153

Notes:

(1)

Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥88,017 million and ¥145,743 million, respectively, at March 31, 2018, and ¥214,480 million and ¥142,089 million, respectively, at September 30, 2018. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(2)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018, resulting in a cumulative-effect adjustment from AOCI to Retained earnings for net unrealized gains on equity securities (marketable). The available-for-sale category was eliminated for equity securities effective April 1, 2018. See Note 2 “Recently issued accounting pronouncements” for further details.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

At September 30, 2018, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, including Japanese corporate bonds with similar credit risks as the other-than-temporarily impaired securities, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the six months ended September 30, 2017 and 2018. See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments, the vast majority of which consists of the proceeds from sales of available-for-sale securities.

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Gross realized gains	127,360	9,955	(Note)
Gross realized losses	(10,020)	(8,497	) (Note)

Net realized gains (losses) on sales of available-for-sale securities	117,340	1,458	(Note)

Note:

Effective April 1, 2018, the available-for-sale category was eliminated for equity securities, and gains and losses on these securities are not included in the six months ended September 30, 2018 column in this table. See Note 2 “Recently issued accounting pronouncements” for further details.

Other investments

The following table summarizes the composition of Other investments at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in millions of yen)
Equity method investments	280,666	301,524
Investments held by consolidated investment companies	37,735	41,230
Other equity interests	267,495	—	(Note)

Total	585,896	342,754

Note:	In connection with the adoption of ASU No.2016-01, other equity interests are disclosed as Equity securities. See Note 2 “Recently issued accounting pronouncements” for further details.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥152,445 million and ¥167,316 million, at March 31, 2018 and September 30, 2018, respectively. The aggregate market values of these marketable equity securities were ¥324,239 million and ¥312,520 million, respectively. The majority of the aggregate market values of these marketable equity securities are related to Orient Corporation, of which the MHFG Group’s proportionate share of the total outstanding common stock was 49.0% as of September 30, 2018.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests primarily consist of non-marketable equity securities, of which the fair values are not readily determinable, nor practicable to estimate. Each of these securities is stated at acquisition cost, with an other-than-temporary impairment, if any, included in earnings. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

Equity securities

Equity securities include securities which have readily determinable fair values, securities which qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), and securities which are without readily determinable fair values. Equity securities which have readily determinable fair values mainly consist of common stock of Japanese listed companies. Equity securities without readily determinable fair values include non-marketable stock including preferred stock issued by equity method investees.

Net gains and losses

The following table shows the details of the net gains and losses on Equity securities for the six months ended September 30, 2018:

Six months ended September 30,
2018
(in millions of yen)
Net gains and losses recognized during the period on equity securities	306,788
Less: Net gains and losses recognized during the period on equity securities sold during the period	116,308

Unrealized gains and losses recognized during the reporting period on equity securities still held at the reporting period	190,480

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Equity securities without readily determinable fair values

The following table shows the details of Equity securities without readily determinable fair values, for which the measurement alternative is used, for the six months ended September 30, 2018:

Six months ended September 30,
2018
(in millions of yen)
Carrying amounts at the end of the period	231,810
Downward adjustments and impairments:
During the period	976
Cumulative	976
Upward adjustments:
During the period	1,837
Cumulative	1,837

The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the MHFG Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in millions of yen)
Domestic:
Manufacturing	8,156,341	8,469,440
Construction and real estate	8,101,668	8,475,834
Services	5,024,018	5,288,571
Wholesale and retail	5,112,673	5,168,408
Transportation and communications	3,564,869	3,710,990
Banks and other financial institutions	4,471,423	4,455,338
Government and public institutions	8,882,125	5,776,149
Other industries (Note)	5,018,387	5,059,891
Individuals:
Mortgage loans	9,445,286	9,191,280
Other	883,724	867,192

Total domestic	58,660,514	56,463,093

Foreign:
Commercial and industrial	17,195,159	19,322,908
Banks and other financial institutions	7,465,140	8,527,586
Government and public institutions	302,891	625,263
Other	37,636	41,699

Total foreign	25,000,826	28,517,456

Total	83,661,340	84,980,549
Less: Unearned income and deferred loan fees—net	146,696	150,301

Total loans before allowance for loan losses	83,514,644	84,830,248

Note: Other industries of Domestic includes trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥3,739 million and ¥1,060 million, including unrealized losses related to recording loans held for sale at the lower of cost or fair value for the six months ended September 30, 2017 and 2018, respectively. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

to groups of small balance, homogeneous loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.

The table below presents the MHFG Group’s definition of obligor ratings used by Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”):

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring (“TDR”) or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2018 and September 30, 2018:

	Normal obligors			Watch obligors excluding special attention obligors (1)
	Corporate	Retail (2)	Other (3)	Corporate	Retail (2)	Other (3)	Impaired loans	Total
	(in millions of yen)
March 31, 2018
Domestic:
Manufacturing	7,705,495	77,947	23,343	197,465	9,775	246	142,070	8,156,341
Construction and real estate	7,317,972	541,778	13,332	172,287	15,466	—	40,833	8,101,668
Services	4,535,793	172,045	141,718	95,223	21,109	55	58,075	5,024,018
Wholesale and retail	4,636,236	177,965	17,305	121,832	27,975	476	130,884	5,112,673
Transportation and communications	3,414,781	76,532	1,774	35,339	8,916	—	27,527	3,564,869
Banks and other financial institutions	4,244,101	1,640	196,431	16,716	194	—	12,341	4,471,423
Government and public institutions	3,010,708	—	5,871,417	—	—	—	—	8,882,125
Other industries (4)	2,716,502	3,536	2,170,442	2,708	259	121,201	3,739	5,018,387
Individuals	222,410	9,822,244	88,044	23,491	81,550	1,109	90,162	10,329,010

Total domestic	37,803,998	10,873,687	8,523,806	665,061	165,244	123,087	505,631	58,660,514

Foreign:
Commercial and industrial	14,192,930	209	2,432,189	398,231	—	64,950	106,650	17,195,159
Banks and other financial institutions	6,949,036	—	487,978	28,126	—	—	—	7,465,140
Government and public institutions	301,072	—	—	—	—	—	1,819	302,891
Other	1,906	9,245	23,730	242	6	1,347	1,160	37,636

Total foreign	21,444,944	9,454	2,943,897	426,599	6	66,297	109,629	25,000,826

Total	59,248,942	10,883,141	11,467,703	1,091,660	165,250	189,384	615,260	83,661,340

September 30, 2018
Domestic:
Manufacturing	8,130,139	72,651	15,714	124,530	8,305	522	117,579	8,469,440
Construction and real estate	7,709,697	522,815	10,358	178,226	15,083	—	39,655	8,475,834
Services	4,731,189	168,384	206,848	91,898	18,863	—	71,389	5,288,571
Wholesale and retail	4,694,532	169,576	17,496	132,233	27,000	489	127,082	5,168,408
Transportation and communications	3,558,659	73,437	529	39,194	8,313	—	30,858	3,710,990
Banks and other financial institutions	4,236,485	1,741	184,392	23,084	265	—	9,371	4,455,338
Government and public institutions	2,594,132	—	3,182,017	—	—	—	—	5,776,149
Other industries (4)	2,888,378	2,996	2,148,915	8,346	375	5,447	5,434	5,059,891
Individuals	226,932	9,579,329	67,290	20,700	76,161	1,144	86,916	10,058,472

Total domestic	38,770,143	10,590,929	5,833,559	618,211	154,365	7,602	488,284	56,463,093

Foreign:
Commercial and industrial	16,430,107	116	2,431,047	341,687	—	43,503	76,448	19,322,908
Banks and other financial institutions	7,988,472	—	515,716	23,389	—	—	9	8,527,586
Government and public institutions	623,460	—	—	—	—	—	1,803	625,263
Other	8,271	9,024	21,527	342	65	1,170	1,300	41,699

Total foreign	25,050,310	9,140	2,968,290	365,418	65	44,673	79,560	28,517,456

Total	63,820,453	10,600,069	8,801,849	983,629	154,430	52,275	567,844	84,980,549

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.
(4)	Other industries of Domestic includes trade receivables and lease receivables of consolidated VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of a TDR in accordance with ASC 310, “Receivables” (“ASC 310”). There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents impaired loans information at March 31, 2018 and September 30, 2018:

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
March 31, 2018
Domestic:
Manufacturing	135,083	6,987	142,070	146,857	45,750	218,899	1,869
Construction and real estate	31,557	9,276	40,833	48,752	4,411	49,926	516
Services	48,691	9,384	58,075	64,348	13,305	60,198	919
Wholesale and retail	119,463	11,421	130,884	139,556	42,798	139,333	1,842
Transportation and communications	25,019	2,508	27,527	28,480	6,862	25,672	370
Banks and other financial institutions	8,392	3,949	12,341	12,341	3,176	8,648	78
Other industries	3,650	89	3,739	3,869	3,563	4,537	53
Individuals	43,326	46,836	90,162	95,338	4,315	97,404	1,402

Total domestic	415,181	90,450	505,631	539,541	124,180	604,617	7,049

Foreign:
Total foreign (5)	63,346	46,283	109,629	125,329	28,333	151,588	1,042

Total	478,527	136,733	615,260	664,870	152,513	756,205	8,091

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
September 30, 2018
Domestic:
Manufacturing	111,026	6,553	117,579	122,029	40,969	129,824	714
Construction and real estate	30,818	8,837	39,655	47,362	4,032	40,244	240
Services	62,557	8,832	71,389	76,953	17,226	64,732	493
Wholesale and retail	117,212	9,870	127,082	136,833	39,610	128,983	905
Transportation and communications	28,043	2,815	30,858	31,814	8,688	29,193	198
Banks and other financial institutions	5,545	3,826	9,371	9,371	813	10,856	47
Other industries	5,357	77	5,434	5,565	4,000	4,586	15
Individuals	40,982	45,934	86,916	91,775	2,985	88,539	642

Total domestic	401,540	86,744	488,284	521,702	118,323	496,957	3,254

Foreign:
Total foreign (5)	32,591	46,969	79,560	93,212	13,857	94,595	517

Total	434,131	133,713	567,844	614,914	132,180	591,552	3,771

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)

The allowance for loan losses on impaired loans includes the allowance for groups of loans which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment. The total carrying amount of the groups of loans which were collectively evaluated for impairment at March 31, 2018 and September 30, 2018 was ¥245,809 million and ¥252,407 million, respectively.

(4)	Amounts represent the amount of interest income on impaired loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(5)	The majority of Total foreign consist of Commercial and Industrial loans.

The remaining balance of impaired loans, which have been partially charged off, was ¥29,037 million and ¥27,759 million as of March 31, 2018 and September 30, 2018, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Troubled debt restructurings

The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the six months ended September 30, 2017 and 2018:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs
	(in millions of yen)
September 30, 2017
Domestic:
Manufacturing	—	—	55,611
Construction and real estate	—	—	9,045
Services	—	—	18,740
Wholesale and retail	—	—	74,625
Transportation and communications	—	—	12,244
Banks and other financial institutions	—	—	3,461
Individuals	—	—	7,619

Total domestic	—	—	181,345

Foreign:
Total foreign (2)	—	—	13,303

Total	—	—	194,648

September 30, 2018
Domestic:
Manufacturing	—	—	51,161
Construction and real estate	—	—	7,764
Services	—	—	29,203
Wholesale and retail	—	—	75,593
Transportation and communications	—	—	13,999
Banks and other financial institutions	—	—	7,160
Individuals	—	—	8,866

Total domestic	—	—	193,746

Foreign:
Total foreign (2)	1,008	2,012	9,493

Total	1,008	2,012	203,239

Notes:

(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of Total foreign consist of Commercial and Industrial loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2017 and 2018 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	September 30, 2017	September 30, 2018
	(in millions of yen)
Domestic:
Manufacturing	2,006	383
Construction and real estate	70	390
Services	2,561	714
Wholesale and retail	13,396	6,700
Transportation and communications	201	409
Other industries	130	—
Individuals	904	2,241

Total domestic	19,268	10,837

Foreign:
Total foreign	4,588	—

Total	23,856	10,837

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2018 and September 30, 2018:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2018
Domestic:
Manufacturing	585	470	8,037	9,092	8,147,249	8,156,341
Construction and real estate	1,641	474	28,633	30,748	8,070,920	8,101,668
Services	1,977	1,142	5,051	8,170	5,015,848	5,024,018
Wholesale and retail	1,704	1,083	6,639	9,426	5,103,247	5,112,673
Transportation and communications	356	639	1,828	2,823	3,562,046	3,564,869
Banks and other financial institutions	—	1,301	—	1,301	4,470,122	4,471,423
Government and public institutions	—	—	—	—	8,882,125	8,882,125
Other industries	33	12	37	82	5,018,305	5,018,387
Individuals	31,566	12,426	31,444	75,436	10,253,574	10,329,010

Total domestic	37,862	17,547	81,669	137,078	58,523,436	58,660,514

Foreign:
Total foreign (Note)	897	450	41,316	42,663	24,958,163	25,000,826

Total	38,759	17,997	122,985	179,741	83,481,599	83,661,340

September 30, 2018
Domestic:
Manufacturing	594	416	7,714	8,724	8,460,716	8,469,440
Construction and real estate	1,461	927	26,369	28,757	8,447,077	8,475,834
Services	1,006	1,014	4,121	6,141	5,282,430	5,288,571
Wholesale and retail	2,829	833	6,626	10,288	5,158,120	5,168,408
Transportation and communications	53	707	1,563	2,323	3,708,667	3,710,990
Banks and other financial institutions	90	6	—	96	4,455,242	4,455,338
Government and public institutions	—	—	—	—	5,776,149	5,776,149
Other industries	—	—	45	45	5,059,846	5,059,891
Individuals	29,699	12,522	31,885	74,106	9,984,366	10,058,472

Total domestic	35,732	16,425	78,323	130,480	56,332,613	56,463,093

Foreign:
Total foreign (Note)	876	348	40,843	42,067	28,475,389	28,517,456

Total	36,608	16,773	119,166	172,547	84,808,002	84,980,549

Note:	The majority of Total foreign consist of Commercial and Industrial loans.

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥86,153 million and ¥15,758 million at March 31, 2018 and September 30, 2018, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Allowance for loan losses

The MHFG Group maintains an appropriate allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors in the corporate and other portfolio segments, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, or (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.

At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than these classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. MHFG Group’s accounting policies and the methodology used to estimate the allowance for loan losses for the other portfolio segment are equivalent to the policies and methodology used for the corporate portfolio segment.

For the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for loan losses.

The formula allowance is applied to groups of loans that are collectively evaluated for impairment. The evaluation of the inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data from April 2008 for the corporate portfolio segment, and the most recently available data for the past six years for the retail portfolio segment, in the case of normal obligors; and (b) by using the most recently available data from April 2002 for the corporate and retail portfolio segments, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years for the corporate and retail portfolio segments. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories.

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions by portfolio segments, and recent loss experience in particular segments of the portfolio. When determining the length of the period to calculate the probability of default, the Group considers the uncertainty in the economic and business conditions. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

Changes in Allowance for loan losses by portfolio segment for the six months ended September 30, 2017 and 2018 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
Six months ended September 30, 2017
Balance at beginning of period	407,327	36,923	35,423	479,673

Provision (credit) for loan losses	(109,379)	(6,469)	(2,114)	(117,962)

Charge-offs	(17,366)	(745)	(3,107)	(21,218)
Recoveries	6,447	315	1,247	8,009

Net charge-offs	(10,919)	(430)	(1,860)	(13,209)

Others (Note)	2,552	—	(585)	1,967

Balance at end of period	289,581	30,024	30,864	350,469

Six months ended September 30, 2018
Balance at beginning of period	249,072	28,192	32,638	309,902

Provision (credit) for loan losses	(13,435)	(2,290)	2,445	(13,280)

Charge-offs	(27,419)	(1,243)	(2,602)	(31,264)
Recoveries	4,914	220	2,409	7,543

Net charge-offs	(22,505)	(1,023)	(193)	(23,721)

Others (Note)	2,519	—	(931)	1,588

Balance at end of period	215,651	24,879	33,959	274,489

Note:	Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2018 and September 30, 2018:

	Corporate	Retail	Other	Total
	(in millions of yen)
March 31, 2018
Allowance for loan losses	249,072	28,192	32,638	309,902

of which individually evaluated for impairment	129,789	2,602	7,383	139,774
of which collectively evaluated for impairment	119,283	25,590	25,255	170,128

Loans (Note)	60,837,559	11,133,862	11,689,919	83,661,340

of which individually evaluated for impairment	593,053	21,364	61,023	675,440
of which collectively evaluated for impairment	60,244,506	11,112,498	11,628,896	82,985,900

September 30, 2018
Allowance for loan losses	215,651	24,879	33,959	274,489

of which individually evaluated for impairment	105,988	2,501	6,954	115,443
of which collectively evaluated for impairment	109,663	22,378	27,005	159,046

Loans (Note)	65,256,236	10,837,056	8,887,257	84,980,549

of which individually evaluated for impairment	474,645	21,723	45,420	541,788
of which collectively evaluated for impairment	64,781,591	10,815,333	8,841,837	84,438,761

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions (1)	1,578,952	1,356,005
Other	368,030	364,631
Collateral pledged:
Collateral pledged for derivative transactions	981,390	868,572
Margins provided for futures contracts	142,156	171,927
Other	965,137	906,646
Prepaid pension cost	874,191	859,484
Security deposits	126,001	125,739
Loans held for sale	86,153	15,758
Other	609,624	557,763

Total	5,731,634	5,226,525

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions (1)	1,410,785	1,986,580
Other	455,789	556,064
Guaranteed trust principal (2)	761,685	780,619
Collateral accepted:
Collateral accepted for derivative transactions	598,524	700,758
Margins accepted for futures contracts	325,038	333,238
Unearned income (3)	130,916	132,364
Other	1,022,858	905,459

Total	4,705,595	5,395,082

Notes:
(1)

Receivables from brokers, dealers and customers for securities transactions included ¥372,395 million and ¥372,799 million of such receivables of consolidated VIEs at March 31, 2018 and September 30, 2018, respectively. Payables to brokers, dealers and customers for securities transactions included ¥422,060 million and ¥446,935 million of such payables of consolidated VIEs at March 31, 2018 and September 30, 2018, respectively.

(2)

Guaranteed trust principal is the liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 15 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

(3)	Unearned income is primarily comprised of loan fees received from consumer loan customers when loans are made. This income is being deferred and recognized in earnings over the life of the loan.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

7. Preferred and common stock

Preferred stock

The composition of preferred stock at March 31, 2018 and September 30, 2018 is as follows:

Class of stock	March 31, 2018		September 30, 2018
	Authorized	Issued	Authorized	Issued
	(number of shares)
Class XIV preferred stock	900,000,000	—	900,000,000	—
Class XV preferred stock	900,000,000	—	900,000,000	—
Class XVI preferred stock	1,500,000,000	—	1,500,000,000	—

Common stock

The following table shows the changes in the number of issued shares of common stock during the fiscal year ended March 31, 2018 and the six months ended September 30, 2018:

	March 31, 2018	September 30, 2018
	(number of shares)
Balance at beginning of period	25,386,307,945	25,389,644,945
Issuance of new shares of common stock due to exercise of stock acquisition rights	3,337,000	2,854,000

Balance at end of period	25,389,644,945	25,392,498,945

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

8. Accumulated other comprehensive income

Changes in each component of AOCI for the six months ended September 30, 2017 and 2018 are as follows:

	Six months ended September 30,
	2017	2018
	(in millions of yen)
AOCI, balance at beginning of period, previously reported	1,521,163	1,741,894
Cumulative effect of change in accounting principles (Note 2)	—	(1,535,142)
AOCI, balance at beginning of period, adjusted	1,521,163	206,752

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period, previously reported	1,461,302	1,556,585
Cumulative effect of change in accounting principles (Note 2)	—	(1,525,064)
Balance at beginning of period, adjusted	1,461,302	31,521
Unrealized holding gains (losses) during period	247,493	(25,155)
Less: reclassification adjustments for losses (gains) included in net income	(78,659)	(862)

Change during period	168,834	(26,017)

Balance at end of period	1,630,136	5,504

Foreign currency translation adjustments:
Balance at beginning of period	(5,535)	(35,076)
Foreign currency translation adjustments during period	(4,322)	7,678
Less: reclassification adjustments for losses (gains) included in net income	—	—

Change during period	(4,322)	7,678

Balance at end of period	(9,857)	(27,398)

Pension liability adjustments:
Balance at beginning of period	65,396	220,385
Unrealized gains (losses) during period	32	(218)
Less: reclassification adjustments for losses (gains) included in net income	140	(2,916)

Change during period	172	(3,134)

Balance at end of period	65,568	217,251
Own credit risk adjustments (Note):
Balance at beginning of period, previously reported	—	—
Cumulative effect of change in accounting principles (Note 2)	—	(10,078)
Balance at beginning of period, adjusted	—	(10,078)
Unrealized gains (losses) during period	—	2,656
Less: reclassification adjustments for losses (gains) included in net income	—	(20)

Change during period	—	2,636

Balance at end of period	—	(7,442)

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	164,684	(18,837)

AOCI, balance at end of period	1,685,847	187,915

Note:

The MHFG Group adopted ASU No.2016-01 on April 1, 2018. The ASU requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. See Note 2 “Recently issued accounting pronouncements” for further details.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2018:

	Six months ended September 30, 2018
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	1,245	(383)	862	—	862	Investment gains (losses)—net

Pension liability adjustments	4,102	(1,184)	2,918	(2)	2,916	Salaries and employee benefits

Own credit risk adjustments	29	(9)	20	—	20	Other noninterest income (expenses)

Total	5,376	(1,576)	3,800	(2)	3,798

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented under the heading “Affected line items in the consolidated statements of income”.
(2)

The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income (loss) attributable to noncontrolling interests in the consolidated statements of income, respectively.

9. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations.

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2018 and September 30, 2018 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2018		September 30, 2018
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (Note)	4,247	7.135	4,304	7.145
Actual	7,437	12.49	7,607	12.62

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	March 31, 2018		September 30, 2018
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Tier 1 capital:
Required (Note)	5,140	8.635	5,208	8.645
Actual	9,192	15.44	9,435	15.66
Total risk-based capital:
Required (Note)	6,331	10.635	6,413	10.645
Actual	10,860	18.24	11,214	18.61
MHBK:
Common Equity Tier 1 capital:
Required	2,400	4.50	2,470	4.50
Actual	6,584	12.34	6,817	12.41
Tier 1 capital:
Required	3,200	6.00	3,294	6.00
Actual	8,330	15.61	8,638	15.73
Total risk-based capital:
Required	4,267	8.00	4,391	8.00
Actual	9,881	18.52	10,331	18.82
MHTB:
Common Equity Tier 1 capital:
Required	112	4.50	111	4.50
Actual	498	19.99	522	21.25
Tier 1 capital:
Required	149	6.00	147	6.00
Actual	499	20.05	523	21.27
Total risk-based capital:
Required	199	8.00	196	8.00
Actual	505	20.28	527	21.46
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,312	4.50	2,374	4.50
Actual	6,330	12.32	6,495	12.31
Tier 1 capital:
Required	3,082	6.00	3,165	6.00
Actual	8,081	15.73	8,322	15.77
Total risk-based capital:
Required	4,109	8.00	4,220	8.00
Actual	9,619	18.72	10,007	18.97
MHTB:
Common Equity Tier 1 capital:
Required	112	4.50	110	4.50
Actual	504	20.28	520	21.26

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	March 31, 2018		September 30, 2018
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Tier 1 capital:
Required	149	6.00	147	6.00
Actual	504	20.28	520	21.26
Total risk-based capital:
Required	199	8.00	196	8.00
Actual	509	20.50	524	21.45

Note:

The required ratios disclosed above, at March 31, 2018 and September 30, 2018, include the transitional capital conservation buffer of 1.875%, the countercyclical capital buffer of 0.01% and 0.02%, respectively, and the transitional additional loss absorbency requirements for global systemically important banks (“G-SIBs”) and domestic systemically important banks (“D-SIBs”) of 0.75%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2018, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

10. Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect all dilutive potential common shares such as stock options.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Net income:
Net income attributable to MHFG common shareholders	372,549	285,270

Effect of dilutive securities	—	—

Net income attributable to common shareholders after assumed conversions	372,549	285,270

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Six months ended September 30,
	2017	2018
	(thousands of shares)
Shares:
Weighted average common shares outstanding	25,366,347	25,363,167

Effect of dilutive securities:
Stock options	7,933	4,790

Weighted average common shares after assumed conversions	25,374,280	25,367,957

	Six months ended September 30,
	2017	2018
	(in yen)
Amounts per common share:
Basic net income per common share	14.69	11.25

Diluted net income per common share	14.68	11.25

11. Income taxes

The following table presents the components of Income tax expense for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Current tax expense	99,238	114,666
Deferred tax expense (benefit)	20,095	(28,961)

Total income tax expense	119,333	85,705

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2017 and 2018. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	105,819	(11,292)
Less: reclassification adjustments	(35,053)	(383)

Total	70,766	(11,675)

Pension liability adjustments:
Unrealized gains (losses)	11	(97)
Less: reclassification adjustments	96	(1,184)

Total	107	(1,281)

Own credit risk adjustments (Note):
Unrealized gains (losses)	—	967
Less: reclassification adjustments	—	(9)

Total	—	958

Total tax effect before allocation to noncontrolling interests	70,873	(11,998)

Note:

The MHFG Group adopted ASU No.2016-01 on April 1, 2018. The ASU requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. See Note 2 “Recently issued accounting pronouncements” for further details.

The statutory tax rates were 30.86% and 30.62% as of September 30, 2017 and 2018, respectively. The effective tax rates, 23.27% and 20.52% for the six months ended September 30, 2017 and 2018, respectively, differed from the statutory tax rates. The difference of the tax rates for the six months ended September 30, 2017 consisted of number of tax beneficial items including a decrease in valuation allowance related to the MHFG’s foreign subsidiaries in the United States and a change in deferred tax liabilities related to undistributed earnings of certain domestic subsidiaries. The difference of the tax rates for the six months ended September 30, 2018 consisted of number of tax beneficial items including a decrease in deferred tax liabilities related to undistributed earnings of certain foreign subsidiaries.

At September 30, 2018, the MHFG Group had net operating loss carryforwards totaling ¥720 billion.

The total amount of unrecognized tax benefits was ¥2,965 million at September 30, 2018, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

A portion of unrecognized tax benefits at March 31, 2018 was resolved in the six months period ended September 30, 2018, of which the amount was immaterial. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

12. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Service cost-benefits earned during the period	21,643	21,726
Interest costs on projected benefit obligations	3,609	3,331
Expected return on plan assets	(17,353)	(19,124)
Amortization of prior service benefits	102	76
Amortization of net actuarial loss (gain)	214	(3,942)
Special termination benefits	2,128	1,792

Net periodic benefit cost	10,343	3,859

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2018, the total contribution of approximately ¥52 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2019. For the six months ended September 30, 2018, the total contribution of ¥26 billion has been paid to the pension plans. The additional contribution of ¥26 billion is expected to be paid during the remainder of the fiscal year ending March 31, 2019 for a total of ¥52 billion.

13. Derivative financial instruments

The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notional and fair value amounts of derivative instruments

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2018 and September 30, 2018. The fair values of derivatives are presented on a gross basis, derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2018	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,004,169	—	7,176	—	7,143
Foreign exchange contracts	155,832	2	2,695	—	2,382
Equity-related contracts	6,189	—	197	9	142
Credit-related contracts	2,708	—	18	—	21
Other contracts	335	—	23	—	19

Total	1,169,233	2	10,109	9	9,707

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2018	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,057,838	—	4,607	—	4,520
Foreign exchange contracts	152,512	—	2,367	—	2,134
Equity-related contracts	6,201	—	315	—	214
Credit-related contracts	2,909	—	22	—	22
Other contracts	356	—	49	—	46

Total	1,219,816	—	7,360	—	6,936

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥981 billion and ¥599 billion at March 31, 2018, and ¥869 billion and ¥701 billion at September 30, 2018, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

Fair value hedges

The MHFG Group primarily uses forward contracts to modify exposure to changes in the fair value of Equity securities. The Group adopted ASU No.2016-01 on April 1, 2018. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Therefore, after the adoption of the ASU, these forward contracts are not eligible to be hedging instruments. See Note 2 “Recently issued accounting pronouncements” for further details.

Before the adoption of the ASU, for qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged were recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness was recorded in Trading account gains (losses)—net. No ineffectiveness existed because the MHFG Group chose to exclude changes in the differences between the spot and the forward prices from the effectiveness test. If the hedge relationship was terminated, the fair value adjustment to the hedged item continued to be reported as part of the basis of the item. The fair value adjustment was recognized in earnings upon the sale of the hedged item.

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2017:

	Gains (losses) recorded in income
Six months ended September 30, 2017	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(22,493)	20,208	—	(2,285)

Total	(22,493)	20,208	—	(2,285)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2017 and 2018:

	Gains (losses) recorded in income and other comprehensive income (“OCI”) for six months ended September 30,
	2017		2018
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	3,487	196	1,937	(32)

Total	3,487	196	1,937	(32)

Note:

Related to the effective portion of net investment hedges, gains of ¥186 million were reclassified from Accumulated other comprehensive income to earnings for the six months ended September 30, 2018. No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the six months ended September 30, 2017.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2017 and 2018:

	Gains (losses) recorded in income for six months ended September 30,
	2017	2018
	(in millions of yen)
Interest rate contracts	26,648	(75,324)
Foreign exchange contracts	(4,511)	26,706
Equity-related contracts (1)	(41,869)	20,432
Credit-related contracts (2)	(3,371)	(35)
Other contracts	494	(785)

Total	(22,609)	(29,006)

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(2)

Amounts include the net gain (loss) of ¥(273) million and ¥(215) million on the credit derivatives economically managing the credit risk of loans during the six months ended September 30, 2017 and 2018, respectively.

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and the related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2018 and September 30, 2018:

	March 31, 2018		September 30, 2018
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,105	15	1,182	14
Non-investment grade	197	4	252	5

Total	1,302	19	1,434	19

Credit protection purchased	1,541	(22)	1,627	(19)

Note:

The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2018 and September 30, 2018:

	Maximum payout/Notional amount
	March 31, 2018	September 30, 2018
	(in billions of yen)
One year or less	329	322
After one year through five years	831	927
After five years	142	185

Total	1,302	1,434

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Note:

The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group.

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	572	548
Collateral provided to counterparties in the normal course of business	593	514
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered (Note)	—	34

Note:	There was no amount that the Group would be required to post as collateral or settle immediately on March 31, 2018.

14. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2018 and September 30, 2018. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2018	September 30, 2018
	(in billions of yen)
Performance guarantees	2,165	2,205
Guarantees on loans	241	393
Guarantees on securities	164	173
Other guarantees	2,210	2,076
Guarantees for the repayment of trust principal	709	754
Liabilities of trust accounts	13,861	12,172
Derivative financial instruments	11,654	12,941

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions of yen)
Investment grade	3,930	3,964
Non-investment grade	850	883

Total	4,780	4,847

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions of yen)
Commitments to extend credit (Note)	78,448	82,194
Commercial letters of credit	690	817

Total	79,138	83,011

Note:	Commitments to extend credit include commitments to invest in securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as the collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings in respect of the collateral and the subsidiary has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute and the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

15. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2018 and September 30, 2018:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2018	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,185	—	—
Asset-backed securitizations	627	78	5
Investments in securitization products	374	—	—
Investment funds	2,661	1,891	533
Trust arrangements and other	21	—	—

Total	5,868	1,969	538

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2018	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,082	—	—
Asset-backed securitizations	573	78	9
Investments in securitization products	373	—	—
Investment funds	2,913	1,374	436
Trust arrangements and other	21	—	—

Total	5,962	1,452	445

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2018 and September 30, 2018:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2018	September 30, 2018
	(in billions of yen)
Trading account assets	89	95
Investments	210	136
Loans	163	133

Total	462	364

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2018	September 30, 2018
	(in billions of yen)
Payables under securities lending transactions	38	42
Trading account liabilities	1	1

Total	39	43

Maximum exposure to loss (Note)	538	445

Note:

This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet exposures and off-balance-sheet liabilities such as undrawn commitments.

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet its clients’ needs for off-balance-sheet financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for and holds retained subordinated beneficial interests in the securitized mortgage loans. In addition, the Group retains credit exposure in the form of guarantees on these loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through its retained interests and its aforementioned involvement as a guarantor, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.

Investment funds

The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 14 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2018 and September 30, 2018.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests.

Funding Vehicles

The MHFG Group has established several wholly-owned off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥950 billion and ¥689 billion at March 31, 2018 and September 30, 2018, respectively.

Securitization

The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.

For the six months ended September 30, 2017 and 2018, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2018 and September 30, 2018.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥208 billion and ¥89 billion as of March 31, 2018, and ¥198 billion and ¥101 billion as of September 30, 2018, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

16. Noninterest income

Details of Noninterest income for the six months ended September 30, 2017 and 2018 are as follows:

	Six months ended September 30,
	2017	2018
	(in millions of yen)
Fee and commission income:
Securities-related business (1)	85,897	79,138
Deposits and lending business (2)	65,081	70,647
Remittance business (1)	54,166	55,078
Asset management business (1)	50,322	49,818
Trust related business (1)	54,367	57,372
Agency business (1)	18,261	19,509
Guarantee related business (3)	13,899	14,234
Fees for other customer services (1)	59,238	67,931

Total Fee and commission income	401,231	413,727

Foreign exchange gains (losses)—net (3)	50,765	44,718
Trading account gains (losses)—net (2)	235,339	64,956
Investment gains (losses)—net:
Debt securities (3)	16,099	2,485
Equity securities (3)	109,390	306,788
Equity in earnings (losses) of equity method investees—net (3)	10,389	22,627
Gains on disposal of premises and equipment (3)	4,567	4,305
Other noninterest income (2)	33,158	48,950

Total	860,938	908,556

Notes:

(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.

Certain Fee and commission income, Trading account gains (losses)—net and Other noninterest income outlined in the table above are considered to be revenues from contracts that are within the scope of ASC 606. The MHFG Group disaggregates Fee and commission income, which is the main part of revenues within the scope of ASC 606, by type of business or service in the table above.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fee and commission income

Securities-related business fees mainly consist of brokerage fees and commissions, and asset-based revenues. Brokerage fees and commissions mainly include fees earned from the execution of customer transactions and sales commissions of investment trusts. Brokerage fees and commissions are recognized at the point in time on transaction date. Asset-based revenues mainly include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts. The amounts of asset-based revenues are calculated based on customer’s net asset value and recognized over time in the period when the related service is provided.

Deposits and lending business fees consist of deposit-related fees and lending-related fees. Most of the deposit-related fees are within the scope of ASC 606, while most of the lending-related fees such as commitment fees and arrangement fees are not. Deposit-related fees within the scope of ASC 606 include service charges on consumer and commercial deposit accounts such as account transfer charges. Deposit-related fees are recognized at the point in time when the transactions occur or the related service is provided.

Remittance business fees include service charges for domestic and international funds transfers and collections. These fees are recognized at the point in time when the related service is provided.

Asset management business fees consist of investment trust management fees and investment advisory fees for investment trusts. These fees are received from investment trusts in return for asset management services and/or investment advisory services on behalf of customers. The amounts of these fees are calculated based on a percentage of customer’s net asset value. These fees are recognized over time in the period when the management and/or advisory service is provided and the amount is fixed.

Trust related business fees consist of trust fees and fees related to trust business, which amounted to ¥26 billion and ¥31 billion for the six months ended September 30, 2018, respectively. Trust fees are earned primarily through fiduciary asset management and administration services for corporate pension plans and investment funds. These fees are recognized over time in the period when the related service is provided. Fees related to trust business mainly include brokerage commissions of real estate property, sales commissions of beneficial interest in real estate trust and charges for stock transfer agent services. Fees related to trust business are mainly earned on a transaction basis and recognized at the point in time when the related service is provided.

Agency business fees mainly include administration service fees related to the MHFG Group’s agency business such as Japan’s principal public lottery program and revenues from standing proxy services. These fees are recognized at the point in time when the related service is provided.

Fees for other customer services include various revenues such as sales commissions of life insurance, service charges for electronic banking, financial advisory fees, and service charges for software development. Sales commissions from life insurance sales are received from insurance companies in return for selling insurance products and recognized when the insurance product is sold to customers. Service charges for electronic banking are mainly monthly basic usage fees and recognized over the related transaction period. Financial advisory fees are recognized over time in the period when the related advisory service based on the contract is rendered. Service charges for software development are recognized over time according to the progress of the development.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Trading account gains (losses)—net and Other noninterest income

In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥31 billion for the six months ended September 30, 2018, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are recognized at the point in time when trade terms are fixed. For the six months ended September 30, 2018, approximately ¥14 billion of Other noninterest income was within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.

Contract balances relating to revenues from contracts with customers subject to ASC 606

Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of September 30, 2018, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of September 30, 2018, the balance of contract liabilities was not material.

Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606

Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of September 30, 2018, the amount of expected revenues from current obligations to provide services in the future is not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.

17. Fair value

Fair value measurements

ASC 820, “Fair Value Measurements” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process

The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Available-for-sale securities”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2018, there were no significant changes made to the Group’s valuation techniques and related inputs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

Hedge funds the Group invests in are primarily multi strategy funds that employ a fundamental bottom-up investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured at the NAV per share and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year period.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Available-for-sale securities

The fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS and ABS are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS and ABS, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Equity securities

Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include securities measured at the NAV per share.

Other investments

Other investments consist of investments held by consolidated investment companies. These companies typically hold investments in marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.

Long-term debt

Fair value accounting is elected for certain long-term debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in “Derivative financial instruments” above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2018 and September 30, 2018, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2018	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,375	43	—	1,418
Japanese local government bonds	—	107	—	107
U.S. Treasury bonds and federal agency securities	2,442	209	—	2,651
Other foreign government bonds	1,682	480	—	2,162
Agency mortgage-backed securities	—	1,799	—	1,799
Residential mortgage-backed securities	—	—	12	12
Certificates of deposit and commercial paper	—	643	—	643
Corporate bonds and other	25	1,992	1,013	3,030
Equity securities	1,642	—	23	1,665
Trading securities measured at net asset value (2)				705
Derivative financial instruments:
Interest rate contracts	39	7,089	48	7,176
Foreign exchange contracts	17	2,667	13	2,697
Equity-related contracts	82	110	5	197
Credit-related contracts	—	16	2	18
Other contracts	6	8	9	23
Available-for-sale securities:
Japanese government bonds	12,435	897	—	13,332
Japanese local government bonds	—	239	—	239
U.S. Treasury bonds and federal agency securities	686	—	—	686
Other foreign government bonds	355	703	—	1,058
Agency mortgage-backed securities	—	889	—	889
Residential mortgage-backed securities	—	65	54	119
Commercial mortgage-backed securities	—	—	441	441
Japanese corporate bonds and other debt securities	—	1,827	163	1,990
Foreign corporate bonds and other debt securities	—	799	80	879
Equity securities (marketable) (3)	3,912	121	—	4,033
Other investments	—	—	38	38

Total assets measured at fair value on a recurring basis	24,698	20,703	1,901	48,007

Liabilities:
Trading securities sold, not yet purchased	2,777	618	4	3,399
Derivative financial instruments:
Interest rate contracts	42	7,074	27	7,143
Foreign exchange contracts	11	2,370	1	2,382
Equity-related contracts	81	69	1	151
Credit-related contracts	—	20	1	21
Other contracts	4	6	9	19
Long-term debt (4)	—	1,395	561	1,956

Total liabilities measured at fair value on a recurring basis	2,915	11,552	604	15,071

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

September 30, 2018	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,935	32	—	1,967
Japanese local government bonds	—	93	—	93
U.S. Treasury bonds and federal agency securities	2,664	193	—	2,857
Other foreign government bonds	1,705	492	—	2,197
Agency mortgage-backed securities	—	1,865	—	1,865
Residential mortgage-backed securities	—	—	12	12
Certificates of deposit and commercial paper	—	1,322	—	1,322
Corporate bonds and other	31	2,198	1,105	3,334
Equity securities	1,724	—	29	1,753
Trading securities measured at net asset value (2)				661
Derivative financial instruments:
Interest rate contracts	40	4,530	37	4,607
Foreign exchange contracts	16	2,323	28	2,367
Equity-related contracts	77	220	18	315
Credit-related contracts	—	20	2	22
Other contracts	12	8	29	49
Available-for-sale securities:
Japanese government bonds	12,444	1,007	—	13,451
Japanese local government bonds	—	240	—	240
U.S. Treasury bonds and federal agency securities	1,134	—	—	1,134
Other foreign government bonds	451	792	—	1,243
Agency mortgage-backed securities	—	871	—	871
Residential mortgage-backed securities	—	63	46	109
Commercial mortgage-backed securities	—	—	469	469
Japanese corporate bonds and other debt securities	—	1,883	156	2,039
Foreign corporate bonds and other debt securities	—	770	145	915
Equity securities (3):
Equity securities with readily determinable fair values	4,413	90	—	4,503
Equity securities measured at net asset value (2)				35
Other investments	—	—	41	41

Total assets measured at fair value on a recurring basis	26,646	19,012	2,117	48,471

Liabilities:
Trading securities sold, not yet purchased	2,538	268	2	2,808
Derivative financial instruments:
Interest rate contracts	38	4,468	14	4,520
Foreign exchange contracts	16	2,115	3	2,134
Equity-related contracts	107	103	4	214
Credit-related contracts	—	20	2	22
Other contracts	7	10	29	46
Long-term debt (4)	—	1,768	612	2,380

Total liabilities measured at fair value on a recurring basis	2,706	8,752	666	12,124

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)

In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2018 and September 30, 2018 were ¥31 billion and ¥40 billion, respectively.

(3)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018. In connection with the adoption, equity securities are no longer classified as available-for-sale securities. See Note 2 “Recently issued accounting pronouncements” for further details.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2017 and 2018:

Six months ended September 30, 2017	April 1, 2017	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2017	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	15	—	(2)	—		—	—	—	—	—	(1)	14	—
Corporate bonds and other	1,052	18	(2)	—		123	(240)	562	(276)	—	(153)	1,086	20
Equity securities	23	(1	) (2)	—		—	—	—	—	—	—	22	(1)
Derivative financial instruments, net (1):
Interest rate contracts	26	(6	) (2)	—		—	—	—	—	—	1	21	(6)
Foreign exchange contracts	8	(2	) (2)	—		—	—	—	—	—	—	6	(2)
Equity-related contracts	(25)	(7	) (2)	—		—	—	—	—	—	6	(26)	(8)
Other contracts	—	—	(2)	—		—	—	—	—	—	1	1	—
Available-for-sale securities:
Residential mortgage-backed securities	77	—	(3)	—	(4)	—	—	1	—	—	(10)	68	—
Commercial mortgage-backed securities	224	—	(3)	—	(4)	—	—	40	(7)	—	—	257	—
Japanese corporate bonds and other debt securities	174	(1	) (3)	(3	) (4)	—	—	11	—	—	(16)	165	(1)
Foreign corporate bonds and other debt securities	110	—	(3)	1	(4)	15	(29)	—	—	—	—	97	—
Other investments	37	—	(3)	—		—	—	12	—	—	(10)	39	—

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(57)	61	—	—	4	—
Long-term debt	593	(13	) (5)	—		1	(10)	—	—	47	(81)	563	(14)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Six months ended September 30, 2018	April 1, 2018	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2018	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	12	—	(2)	—		—	—	—	—	—	—	12	—
Corporate bonds and other	1,013	31	(2)	—		—	—	457	(242)	—	(154)	1,105	35
Equity securities	23	2	(2)	—		—	—	5	(1)	—	—	29	—
Derivative financial instruments, net (1):
Interest rate contracts	21	1	(2)	—		—	—	—	—	—	1	23	2
Foreign exchange contracts	12	15	(2)	—		—	—	—	—	—	(2)	25	17
Equity-related contracts	4	(4	) (2)	—		—	—	—	—	—	14	14	—
Credit-related contracts	1	(3	) (2)	—		—	—	—	—	—	2	—	—
Available-for-sale securities:
Residential mortgage-backed securities	54	—	(3)	—	(4)	—	—	—	—	—	(8)	46	—
Commercial mortgage-backed securities	441	—	(3)	—	(4)	—	—	57	(28)	—	(1)	469	—
Japanese corporate bonds and other debt securities	163	10	(3)	(8	) (4)	—	—	7	(7)	—	(9)	156	10
Foreign corporate bonds and other debt securities	80	—	(3)	—	(4)	61	—	4	—	—	—	145	—
Other investments	38	1	(3)	—		—	—	13	—	—	(11)	41	2

Liabilities:
Trading securities sold, not yet purchased	4	1	(2)	—		—	—	(30)	29	—	—	2	—
Long-term debt	561	2	(5)	3	(4)	2	—	—	—	85	(31)	612	4

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)

Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2017 and 2018.

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

During the six months ended September 30, 2017, the transfers into Level 3 included ¥123 billion of Trading securities, ¥15 billion of Available-for-sale securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities and Available-for-sale securities were primarily due to decreased liquidity for certain Foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the six months ended September 30, 2017, the transfers out of Level 3 included ¥240 billion of Trading securities, ¥29 billion of Available-for-sale securities and ¥10 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Foreign corporate bonds and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

During the six months ended September 30, 2018, the transfers into Level 3 included ¥61 billion of Available-for-sale securities and ¥2 billion of Long-term debt. Transfers into Level 3 for Available-for-sale securities were primarily due to decreased liquidity for certain Foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2018 and September 30, 2018:

March 31, 2018

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	66	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	3% - 17% 0% - 1% 100% - 100% 17bps - 170bps	7% 0% 100% 50bps

Commercial mortgage-backed securities	441	Discounted cash flow Price-based	Discount margin	9bps - 141bps	28bps

Corporate bonds and other debt securities	1,256	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	26% - 37% 1% - 2% 60% - 69% 12bps - 1,165bps 5bps - 1,064bps	36% 2% 68% 115bps 379bps

Derivative financial instruments, net:
Interest rate contracts	21	Internal valuation model (3)	IR – IR correlation Default rate (4)	23% - 100% 0% - 63%

Foreign exchange contracts	12	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	16% - 53% 61% - 61% 0% - 63%

Equity-related contracts	4	Internal valuation model (3)	Equity – IR correlation Equity volatility	25% - 25% 12% - 41%

Credit-related contracts	1	Internal valuation model (3)	Default rate Credit correlation	0% - 3% 27% - 100%

Long-term debt	561	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 9% - 53% 61% - 61% 25% - 25% 55% - 70% 24% - 100% 13% - 56% 0% - 2% 28% - 100%

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(Unaudited)—(Continued)

September 30, 2018

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	58	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	4% - 18% 0% - 1% 100% - 100% 15bps - 170bps	7% 0% 100% 51bps

Commercial mortgage-backed securities	469	Discounted cash flow Price-based	Discount margin	9bps - 198bps	24bps

Corporate bonds and other debt securities	1,406	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	27% - 27% 2% - 2% 69% - 69% 93bps - 1,194bps 5bps - 816bps	27% 2% 69% 122bps 274bps

Derivative financial instruments, net:
Interest rate contracts	23	Internal valuation model (3)	IR – IR correlation Default rate (4)	23% - 100% 0% - 63%

Foreign exchange contracts	25	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	5% - 55% 64% - 64% 0% - 63%

Equity-related contracts	14	Internal valuation model (3)	Equity – IR correlation Equity correlation Equity volatility	25% - 25% 48% - 100% 13% - 36%

Credit-related contracts	—	Internal valuation model (3)	Default rate Credit correlation	0% - 4% 28% - 100%

Long-term debt	612	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 5% - 55% 64% - 64% 25% - 25% 55% - 70% 19% - 100% 14% - 59% 0% - 4% 24% - 100%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.

IR = Interest rate

FX = Foreign exchange

Sensitivities to unobservable inputs and interrelationships between unobservable inputs

The following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.

(1)	Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated

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(Unaudited)—(Continued)

with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.

(3) Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.

(4) Discount margin

The discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

(6) Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

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(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2018 and September 30, 2018:

March 31, 2018	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	113	—	—	113	164
Loans held-for-sale	60	—	60	—	74
Equity securities (without readily determinable fair values)	1	—	—	1	3
Premises and equipment—net	—	—	—	—	4

Total assets measured at fair value on a nonrecurring basis	174	—	60	114	245

September 30, 2018	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	113	—	—	113	162
Equity securities (without readily determinable fair values)	3	—	—	3	2
Other investments	5	5	—	—	7
Premises and equipment—net	—	—	—	—	2

Total assets measured at fair value on a nonrecurring basis	121	5	—	116	173

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.

Loans in the table above have been impaired and measured based upon the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.

Equity securities (without readily determinable fair values) in the table above consist of non-marketable equity securities which are measured at fair value on a nonrecurring basis, including impairment and observable price adjustments using the measurement alternative for non-marketable equity securities. These equity securities are on a nonrecurring basis either (1) written down to fair value as a result of impairment or (2) adjusted upward or downward to fair value as a result of transactions observed for the identical or similar securities of the same issuer. The fair values of the impaired non-marketable equity securities are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity securities, they are classified as Level 3.

Other investments in the table above includes certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1.

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(Unaudited)—(Continued)

Premises and equipment–net in the table above have been impaired and written down to fair value.

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

The MHFG Group elected the fair value option for foreign currency denominated available-for-sale securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities are reported as trading securities in Trading account assets. On April 1, 2018, the Group adopted ASU No.2016-01. Before the adoption of the ASU, the fair value option was elected for foreign currency denominated available-for-sale debt and equity securities, but after the adoption of the ASU, the Group elected the fair value option for available-for-sale debt securities.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥21 billion and ¥33 billion at March 31, 2018 and September 30, 2018, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥(28) billion and ¥8 billion for the six months ended September 30, 2017 and 2018, respectively. The Group records changes in fair value on these notes attributable to the instrument-specific credit risk in AOCI in accordance with ASU No.2016-01, which was adopted on April 1, 2018. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.

Fair value of financial instruments

ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this Note. The fair value of non-marketable equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥267 billion and ¥232 billion at March 31, 2018 and September 30, 2018, respectively, were not included in the disclosure.

Loans

Loans have been fair valued based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of collateral dependent impaired loans is determined based on the fair value of the underlying collateral.

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities”.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

Other short-term borrowings

The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities”.

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2018 and September 30, 2018.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2018 and September 30, 2018, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	March 31, 2018
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	61,381	61,381	1,206	60,175	—
Investments	2,518	2,522	1,984	538	—
Loans, net of allowance for loan losses (Note)	83,088	84,041	—	—	84,041
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	43,921	43,921	22,898	21,023	—
Interest-bearing deposits	113,558	113,540	61,719	51,821	—
Due to trust accounts	3,993	3,993	—	3,993	—
Other short-term borrowings	1,688	1,688	—	1,688	—
Long-term debt	10,970	10,995	—	10,098	897

	September 30, 2018
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	60,425	60,425	1,128	59,297	—
Investments	2,137	2,132	1,619	513	—
Loans, net of allowance for loan losses (Note)	84,443	85,403	—	—	85,403
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	50,184	50,184	24,384	25,800	—
Interest-bearing deposits	108,932	108,909	55,443	53,466	—
Due to trust accounts	3,966	3,966	—	3,966	—
Other short-term borrowings	1,754	1,754	—	1,754	—
Long-term debt	11,151	11,132	—	10,264	868

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

18. Offsetting of financial assets and financial liabilities

Derivatives

The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.

Repurchase and resale agreements and securities lending and borrowing transactions

Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2018 and September 30, 2018. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
March 31, 2018
Assets (1):
Derivatives	9,341	—	9,341	(7,751)	(520)	1,070
Receivables under resale agreements	7,804	—	7,804	(7,763)	—	41
Receivables under securities borrowing transactions	3,904	—	3,904	(3,874)	—	30

Total	21,049	—	21,049	(19,388)	(520)	1,141

Liabilities (1):
Derivatives	9,013	—	9,013	(7,758)	(884)	371
Payables under repurchase agreements	15,964	—	15,964	(15,847)	—	117
Payables under securities lending transactions	1,181	—	1,181	(1,179)	—	2

Total	26,158	—	26,158	(24,784)	(884)	490

September 30, 2018
Assets (1):
Derivatives	6,766	—	6,766	(5,409)	(571)	786
Receivables under resale agreements	10,144	—	10,144	(10,075)	—	69
Receivables under securities borrowing transactions	2,032	—	2,032	(2,009)	—	23

Total	18,942	—	18,942	(17,493)	(571)	878

Liabilities (1):
Derivatives	6,326	—	6,326	(5,069)	(722)	535
Payables under repurchase agreements	17,066	—	17,066	(17,045)	—	21
Payables under securities lending transactions	1,359	—	1,359	(1,355)	—	4

Total	24,751	—	24,751	(23,469)	(722)	560

Notes:
(1)

Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.

(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

19. Repurchase agreements and securities lending transactions accounted for as secured borrowings

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2018 and September 30, 2018:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
March 31, 2018
Repurchase agreements	255	11,669	3,676	1,057	16,657
Securities lending transactions	1,270	355	—	208	1,833

Total	1,525	12,024	3,676	1,265	18,490

September 30, 2018
Repurchase agreements	4,095	10,198	1,687	1,508	17,488
Securities lending transactions	1,068	771	—	273	2,112

Total	5,163	10,969	1,687	1,781	19,600

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2018 and September 30, 2018:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
March 31, 2018
Japanese government bonds and Japanese local government bonds	1,358	592
Foreign government bonds and foreign agency mortgage-backed securities	14,426	303
Commercial paper and corporate bonds	328	48
Equity securities	406	869
Other	139	21

Total (Note)	16,657	1,833

September 30, 2018
Japanese government bonds and Japanese local government bonds	2,365	320
Foreign government bonds and foreign agency mortgage-backed securities	14,157	700
Commercial paper and corporate bonds	383	51
Equity securities	418	1,021
Other	165	20

Total (Note)	17,488	2,112

Note:

Amounts exceeded the gross amounts recognized in Note 18 “Offsetting of financial assets and financial liabilities” by ¥1,345 billion and ¥1,175 billion, at March 31, 2018 and September 30, 2018, respectively, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off or where uncertainty exists as to the enforceability.

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a daily basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.

20. Business segment information

The MHFG Group consists of the following five in-house companies which are categorized based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments and constitute reportable segments.

The services that each in-house company is in charge of are as follows.

Retail & Business Banking Company

This company provides financial services for individual customers, small and medium-sized enterprises and middle market firms in Japan.

Corporate & Institutional Company

This company provides financial services for large corporations, financial institutions and public corporations in Japan.

Global Corporate Company

This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company

This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.

Asset Management Company

This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of each business segment’s “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP.

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(Unaudited)—(Continued)

Management does not use information on business segment’s assets to allocate resources and assess performance and has not prepared information on the segment’s assets. Accordingly, information on the segment’s assets is not available.

	MHFG (Consolidated)
Six months ended September 30, 2017 (4)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (3)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	343.2	187.6	153.2	239.9	24.8	32.5	981.2
General and administrative expenses	358.9	101.3	121.6	100.3	13.9	15.3	711.3
Equity in earnings (losses) of equity method investees—net	7.5	0.6	1.3	—	0.5	0.7	10.6
Amortization of goodwill and others	0.2	0.2	0.2	1.2	4.0	1.2	7.0
Others	—	—	—	—	—	(10.5)	(10.5)

Net business profits (losses) (2) + Net gains (losses) related to ETFs and others	(8.4)	86.7	32.7	138.4	7.4	6.2	263.0

	MHFG (Consolidated)
Six months ended September 30, 2018 (4)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (3)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	345.9	223.7	198.2	237.4	25.0	21.3	1,051.5
General and administrative expenses	360.2	100.3	121.4	103.5	13.9	23.4	722.7
Equity in earnings (losses) of equity method investees—net	14.4	0.6	2.8	—	0.6	1.0	19.4
Amortization of goodwill and others	0.2	0.2	0.2	1.2	4.0	1.0	6.8
Others	—	—	—	—	—	(10.4)	(10.4)

Net business profits (losses) (2) + Net gains (losses) related to ETFs and others	(0.1)	123.8	79.4	132.7	7.7	(12.5)	331.0

Notes:

(1)

“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the six months ended September 30, 2017 and 2018, net gains related to ETFs and others amounted to ¥21.4 billion and ¥39.9 billion, respectively, of which ¥13.9 billion and ¥33.6 billion, respectively, are included in “Global Markets Company”.
(2)

Net business profits is used in Japan as a measure of the profitability of core banking operations. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.

(3)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
(4)

Beginning on April 1, 2018, new allocation methods for transactions between each segment and “Others” have been applied. In connection with the use of the new allocation methods, the presentation of “Net business profits” has changed to “Net business profits (losses) + Net gains (losses) related to ETFs and others”. Before the change, “Net gains (losses) related to ETFs and others” were included in “Gross profits” of each segment and eliminated in “Others”. In addition, “Amortization of goodwill and others” has been presented as a new item. Figures for the six months ended September 30, 2017 have been restated for the new allocation methods. These changes more appropriately reflect the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. Furthermore, income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currency other than Japanese Yen have been translated for purpose of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for these foreign currency adjustments have been translated using current period budgeted foreign currency rates.

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” under the internal management reporting systems for the six months ended September 30, 2017 and 2018 presented above to income before income tax expense shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2017	2018
	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	263.0	331.0

Less: Net gains (losses) related to ETFs and others	(21.4)	(39.9)
U.S. GAAP adjustments	95.7	(160.0)
(Provision) credit for loan losses	118.0	13.3
Net gains (losses) related to equity investments	100.9	289.5
Non-recurring personnel expense	(3.6)	0.9
Gains on disposal of premises and equipment	4.6	4.3
(Provision) credit for losses on off-balance-sheet instruments	4.2	9.9
Others—net	(48.5)	(31.4)

Income before income tax expense	512.9	417.6

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Mizuho Financial Group, Inc.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated balance sheet of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of September 30, 2018, the related consolidated statements of income, comprehensive income, equity and cash flows for the six-month periods ended September 30, 2018 and 2017, and the related notes (collectively referred to as the “consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2018, the related consolidated statements of income, comprehensive income, equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated July 3, 2018, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2018, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

December 26, 2018

Exhibit 15

December 26, 2018

To the Shareholders and Board of Directors

of Mizuho Financial Group, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 333-213187) of Mizuho Financial Group, Inc. of our report dated December 26, 2018 relating to the unaudited consolidated interim financial statements of Mizuho Financial Group, Inc. as of September 30, 2018 and for the six-month periods ended September 30, 2018 and 2017 that are included in its Form 6-K dated December 26, 2018.

Under Rule 436(c) of the Securities Act 1933 (the “Act”), our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Act.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan